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Follow-Up Materials



82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME GOT Management Limited

*CURRENT ADDRESS



PROCESSED
MAR 08 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34819 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 3/8/05

Company - GPT Management Limited
File No 34819

RECEIVED
2005 MAR -2 A 10: 11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-04

Annual Financial Report

General Property Trust and its Controlled Entities

31 December 2004

ABN 58 071 755 609

The directors of GPT Management Limited, the Responsible Entity of General Property Trust and GPT Split Trust, present their report together with the financial reports of General Property Trust and GPT Split Trust for the financial year ended 31 December 2004 and the Audit Reports thereon.

Directors

The following persons were directors of GPT Management Limited during the financial year:

Richard Longes (resigned 24 November 2004)
Eric Goodwin (appointed 24 November 2004)
Ken Moss
Elizabeth Nosworthy
Peter Joseph (appointed Chairman 24 November 2004)
Malcolm Latham
Brian Norris
Ross Taylor (appointed 28 April 2004 and resigned 24 November 2004)

Trust

General Property Trust (GPT)
GPT comprises General Property Trust (Parent Entity), its controlled entities and joint ownership vehicles as disclosed in Note 19 to the consolidated financial statements.

GPT Split Trust
The Trust comprises GPT Split Trust.

Principal Activity

The principal activity of GPT is to invest in investment properties.

The principal activity of GPT Split Trust is to invest in GPT units.

Review of Operations and Changes in the State of Affairs

Financial Results

GPT
The operating result of GPT for the financial year ended 31 December 2004 is a profit of $426.4 million (Dec 2003: $420.2 million).

GPT Split Trust
The operating result of GPT Split Trust for the financial year ended 31 December 2004 is a profit of $4,621 thousand (Dec 2003: $4,717 thousand).

Earnings per Unit

GPT
The earnings per unit (before losses on disposal of properties and costs related to the proposed merger with Lend Lease and the bid for GPT by Stockland) for the financial year ended 31 December 2004 was 22.0 cents (Dec 2003: 21.6 cents).

During the financial year, GPT acquired Darling Park Stage 3 in Sydney, a site adjoining Homemaker City Fortitude Valley in Brisbane, The Quad 4 land at Homebush Bay, 8 Herb Elliot and 7 Figtree Drive at Homebush Bay and the Joint Venture Investment Agreement with the Commonwealth Bank of Australia re Sunshine Plaza was unwound. GPT also acquired, in conjunction with Voyages Hotels & Resorts Pty Limited, P&O Australian Resorts portfolio which includes Silky Oaks Lodge and the Dunk, Bedarra, Brampton, Lizard, Heron and Wilson Island resorts, all located in Queensland as well as Cradle Mountain Lodge in Tasmania. All properties are now owned by GPT, with the exception of Brampton and Lizard Island Resorts which are owned by Voyages Hotels & Resorts Pty Limited. In addition, IKEA Building Prospect, Sydney and Homemaker City Springwood, Brisbane were divested.

GPT responded to a merger proposal from Lend Lease Corporation Limited, resolutions to approve this proposal were put to unitholders at a meeting on 17 November 2004, the proposals did not receive the required majority vote therefore the merger did not proceed.

On 8 November 2004, the Stockland Group announced an unsolicited takeover offer for GPT, the offer is subject to a number of conditions. As at 10 February 2005 Stockland had received acceptances of less than 0.9% of GPT units and has extended the time for acceptance of its offer to 4 March 2005. GPT's response to the Stockland offer is set out in its Target Statement of 22 December 2004 and First Supplementary Target Statement of 24 January 2005. The GPT Directors continue to recommend that unitholders do not accept the Stockland offer.

GPT Split Trust
The earnings per unit for the financial year ended 31 December 2004 was 19.0 cents per Income Unit (Dec 2003: 18.8 cents) and 3.0 cents per Growth Unit (Dec 2003: 2.4 cents).

Distributions

GPT
The Responsible Entity has determined the payment of a distribution for the financial year ended 31 December 2004 of 22.0 cents per unit (Dec 2003: 21.2 cents).

GPT Split Trust
The Responsible Entity has determined the payment of a distribution for the financial year ended 31 December 2004 of 19.0 cents per Income Unit (Dec 2003: 18.8 cents) and 3.0 cents per Growth Unit (Dec 2003: 2.4 cents).

Events Subsequent to Balance Date

The directors are not aware of any matter or circumstance occurring since the end of the financial year not otherwise dealt with in this report or accounts that has significantly or may significantly affect the operations of the Trusts, the results of their operations or the state of affairs of the Trusts in subsequent financial years. In making this statement in respect of events subsequent to balance date the conflicted directors have relied upon assurances provided by non conflicted directors.

Directors' Benefits

No director of the Responsible Entity has received or become entitled to receive any benefit from the Trusts during the financial year by reason of a contract made by the Responsible Entity or a related corporation with the director or with a firm of which the director is a member, or with an entity in which the director has a substantial financial interest.

Indemnification and Insurance of Officers

No insurance premiums are paid out of the assets of the Trusts for insurance cover provided to the Responsible Entity or the auditors of the Trusts. As long as the officers of the Responsible Entity act in accordance with the Trust Deeds and the Law, the Responsible Entity remains fully indemnified out of the assets of the Trusts against any losses incurred while acting on behalf of the Trusts. The auditors are in no way indemnified out of the assets of the Trusts.

Rounding of Amounts

GPT
The amounts disclosed in the Directors' Report have been prepared in accordance with Class Order 98/0100 issued by the Australian Securities & Investments Commission, pursuant to which, unless otherwise indicated, the amounts in the Directors' Report have been rounded to the nearest tenth of a million dollars.

GPT Split Trust
The amounts disclosed in the Directors' Report have been prepared in accordance with Class Order 98/0100 issued by the Australian Securities & Investments Commission, pursuant to which, unless otherwise indicated, the amounts in the Directors' Report have been rounded to the nearest thousand dollars.

Environmental Regulation

The directors are satisfied that there are no significant issues that currently have an impact on the Trusts. A report on environmental initiatives in each of GPT's property portfolios is found elsewhere in the Annual Report.

Interests in Trusts

The movement in units in the Trusts during the year is set out below

	31 Dec 2004	31 Dec 2003
GPT		
Units issued during the year	67,000,000	-
Units redeemed during the year	-	-
Units on issue at year end	2,016,716,610	1,949,716,610
GPT Split Trust Units		
Units issued during the year	-	-
Units redeemed during the year	(1,276,970)	(503,463)
Units on issue at year end	20,832,742	22,109,712

Value of Assets

GPT
The value of GPT's assets as at 31 December 2004 is $9,097.0 million (Dec 2003: $7,695.1 million), derived on the basis set out in Note 1 to the financial statements.

GPT Split Trust
The value of GPT Split Trust's assets as at 31 December 2004 is $64,082 thousand (Dec 2003: $61,554 thousand), derived on the basis set out in Note 1 to the financial statements.

Fees Paid to and Interests Held in the Trusts by the Responsible Entity

GPT
Fees paid to the Responsible Entity and its Associates out of GPT property during the financial year are disclosed in Note 3 to the financial statements. No fees were paid out of GPT to the directors of the Responsible Entity during the financial year.

GPT Split Trust
No Responsible Entity fees have been charged against GPT Split Trust during the financial year as disclosed in Note 7 to the financial statements. No fees were paid out of GPT Split Trust to the directors of the Responsible Entity during the financial year.

	31 Dec 2004	31 Dec 2003
Units held by GPT Management Limited in GPT Split Trust	1,000	1,000

Likely Developments and Expected Results of Operations

Further information on likely developments in the operation of the Trusts and the expected results of those operations have not been included in this report because the Responsible Entity believes it would be likely to result in unreasonable prejudice to the Trusts.

Executives' & Directors' Disclosures

(a) Compensation Policy

Directors and Senior Executives

All GPT Management Limited directors, executives and employees are paid by Lend Lease Corporation. GPT Management Limited receives a fee for managing GPT.

Lend Lease's Compensation and Benefits Policy is determined by the Lend Lease Board's Personnel and Organisation Committee (P&O Committee). The policy is to reward Senior Executives with market competitive compensation and benefits, taking into account the performance of the individual, GPT and Lend Lease. In assessing these benchmarks, Lend Lease takes account of expert advice and the relevant external comparators in the real estate and related sectors.

Lend Lease's approach to executive compensation is to provide a balance of fixed and performance based cash elements with an emphasis on increasing 'at risk' compensation for Senior Executives and Executive Directors. Outlined below are the elements and the philosophy behind them.

Compensation paid by Lend Lease is designed to be appropriate and competitive on such issues as incentives, pensions, superannuation and other benefits.

Base Salary

Salaries are set at competitive levels, targeted at median against comparable companies, with annual reviews to reflect market conditions and personal performance. For guidance, the P&O Committee and various business based executives use information available in published job matched surveys of similar companies. As appropriate, they also commission surveys to supplement the published information. To ensure proper process is followed for all senior executives, all proposed packages for direct reports of the Lend Lease Executive Management Team members require prior approval from the Lend Lease Chief Executive Officer (CEO).

The salaries of the Executive Directors and Specified Executives are set by the P&O Committee. These are determined in July of each year. The Committee is assisted in this review by the Lend Lease Corporation CEO and the Head of Human Resources.

Short Term Incentives (STIs)

Annual bonus payments are based upon actual achievement measured against challenging financial, corporate and individual performance targets approved by the P&O Committee. Although the performance criteria are different for each executive, the principles are similar and involve assessment of performance across three areas:

- Financial – achievement of profitability, earnings, total shareholder return and other relevant financial targets;
- Personal – achievement of personal objectives related to specific non-financial business targets; and
- Environment, Health and Safety – a number of Senior Executives are also measured and rewarded according to the Group's performance on Environment, Health and Safety Key Performance Indicators and their personal commitment to them.

If the full target bonus is earned, annual cash compensation will normally reach the upper quartile of the relevant employment market. Annual bonuses may be awarded in a number of ways:

- Cash
- Shares or awards issued under Lend Lease Employee Share Plans (ESP).

Long Term Incentives (LTIs)

The current Long Term Incentives were introduced and approved by the Board in 1999 and updated and extended in 2001, 2002, 2003, and 2004.

LTI grants are normally made in July each year and are based on competitive remuneration practice. Grants also depend upon personal contribution and potential, and are designed to retain and motivate high performing and key executives. The LTIs are in the form of an Australian dollar figure 'grant', which is notionally 'invested' over time to deliver value depending on:

- whether the executive remains with the Group – if the executive resigns before vesting, the grant will lapse;
- whether performance hurdles are achieved over the plan period – if the hurdles are not achieved, the grant will lapse; and
- the performance of the Lend Lease share price – the value of the grant on maturity, assuming performance hurdles have been met, will be determined in part by the rise in the Lend Lease share price. Current plans have hurdles which require above median performance against a basket of Lend Lease's peer group companies (with 25% vesting at median performance rising to 100% at 75th percentile).

LTIs are a cash programme with payments made upon maturity if performance hurdles are met.

Under the 2001 and 2002 LTIs, a Senior Executive's initial dollar 'grant' is normally allocated equally, or otherwise at the discretion of the Senior Executive or Board, between:

- Performance Shares (PSs) – the value of these will rise or fall with the value of Lend Lease shares; and
- Share Appreciation Rights (SARs) – these are payable only if the price of Lend Lease shares at the date of maturity is higher than at the date of the grant. The Senior Executive will receive nothing in respect of these rights if the share price is lower than the price at the date of the grant.

Executives' & Directors' Disclosures (continued)

(a) Compensation Policy (continued)

Long Term Incentives (LTIs) (continued)

For the purposes of the allocation, PSs are attributed a value equivalent to the Lend Lease share price at or about the date of the allocation, while SARs are valued at approximately one third of PSs, which reflects their greater risk profile.

Under the 2003 and 2004 LTI, the initial grant was made solely in PSs.

Retention Awards

When the Board believes that an employee is an outstanding performer and that Lend Lease Corporation and its shareholders will gain from incentivising him or her to remain with Lend Lease, a retention award may be made.

Superannuation/Pension Plans

Pension plan arrangements are in place. In the past, Senior Executives (and other employees) joined either a defined benefit or a defined contribution plan. Entry into all defined benefit plans has now ceased across the Group. All new Executive Directors and Senior Executives have the opportunity to join defined contribution plans.

Non Executive Directors

Compensation Policy

Directors' fees have been set at $60,000 per annum for each Director covering all GPT Management board duties. The Chairman's fees are two times the standard fees paid to a Director and the Chairman of the Audit & Risk Management Committee receives an additional $20,000 per annum. Other members of the Audit & Risk Management Committee receive $15,000 per annum. These Directors' fees are only payable to non executive directors other than Eric Goodwin, who receives remuneration from Lend Lease on a per diem basis under a separate consultancy agreement.

All Directors' fees are paid by GPT Management and not by GPT.

Peter Joseph, Malcolm Latham, Ken Moss and Elizabeth Nosworthy received additional amounts for the period from 24 May 2004 to 17 November 2004 of $180,000, $72,000, $60,000 and $60,000 respectively for considerable additional work undertaken in relation to the Lend Lease Corporation/GPT merger proposal. For the period from 6 August 2004, supplementary per diem fees of $2,000 have been paid to Mr Latham, Mr Moss and Ms Nosworthy, and $6,000 has been paid to Mr Joseph, for preparation for and attendance at each substantive meeting. Additional overseas travel time is paid at $2,000 per day.

Brian Norris is a non executive director of Lend Lease Real Estate Investments Limited and receives remuneration from Lend Lease in that capacity. Mr Norris is also entitled to a retirement benefit (2004: $208,967) from GPT Management equal to the total of the Director's fees paid to him during the three year period prior to his retirement. No other directors are entitled to retirement benefits.

Executives' & Directors' Disclosures (continued)

(b) Remuneration Details

Details of the remuneration of the directors of GPT Management Limited and specified executives of GPT for the year ended 31 December 2004 are set out in the following tables:

	Primary				Post Employment		Equity	Other Benefits		Total
	Salary & Fees $	Short Term Incentive Bonus[3] $	Long Term Incentive Bonus $	Non Monetary $	Super-annuation $	Retirement Benefits $	ESP/Other $	Termination $	Prescribed $	Dec 2004 $
Specified Directors										
Executive Directors										
Non Continuing										
Ross Taylor (appointed 28 April 2004, retired 24 November 2004)[1]	426,100	450,917	259,501	3,733	39,650	0	18,941	0	0	1,198,842
	426,100	450,917	259,501	3,733	39,650	0	18,941	0	0	1,198,842
Non Executive Directors[2]										
Continuing										
Peter Joseph - Chairman	258,750									258,750
Eric Goodwin (appointed 24 November 2004)	4,000									4,000
Malcolm Latham	132,000									132,000
Ken Moss	140,000									140,000
Brian Norris	80,000									80,000
Elizabeth Nosworthy	135,000									135,000
	749,750	0	0	0	0	0	0	0	0	749,750
Non Continuing										
Richard Longes - Chairman (retired 24 November 2004)	110,000									110,000
	110,000	0	0	0	0	0	0	0	0	110,000
Total Specified Directors	1,285,850	450,917	259,501	3,733	39,650	0	18,941	0	0	2,058,592

1 Employed by Lend Lease Management Services Limited. Disclosure refers to the period of time served as a Director on the GPT Board. Bonuses and other payments have been pro-rated over this time unless earned directly within this period. Ross Taylor's primary role is in managing the Asia Pacific and Americas businesses for Lend Lease.
2. Salary and Fees for Non Executive Directors includes fees for attending, chairing and travelling to Board and Board Committee meetings.
3 All Short Term Incentive bonuses have been paid in cash and based upon the performance criteria as outlined in section 23a. Bonuses relate to the full year ended 30 June 2004, as the six months to 31 December 2004 is not determinable at reporting date.

	Primary				Post Employment	Equity	Other Benefits			Total
	Salary & Fees $	Short Term Incentive Bonus[1] $	Long Term Incentive Bonus $	Non Monetary $	Super-annuation $	ESP/Other $	Termination $	Prescribed $	Other $	Dec 2004 $
Specified Executives										
Continuing										
Nic Lyons - CEO	455,632	377,025	212,034	6,400	38,992	12,807	0	0	0	1,102,890
Michael O'Brien - Fund Manager	339,835	169,137	54,366	12,233	29,730	13,931	0	0	0	619,232
Kieron Pryke - CFO	259,253	91,599	25,497	6,400	22,441	10,405	0	0	0	415,595
Donna Byrne - Investor Relations and Marketing Manager	182,379	66,502	14,255	0	15,555	7,295	0	0	0	285,986
James Coyne - General Counsel and Secretary (appointed 1 July 2004)	108,970	28,806	0	75	8,233	4,362	0	0	0	150,446
	1,346,069	733,069	306,152	25,108	114,951	48,800	0	0	0	2,574,149
Non Continuing										
Michael Neilson - General Counsel and Secretary (retired 30 June 2004)	122,187	49,047	0	9,186	10,452	5,255	18,574	0	0	214,701
	122,187	49,047	0	9,186	10,452	5,255	18,574	0	0	214,701
Total Specified Executives	1,468,256	782,116	306,152	34,294	125,403	54,055	18,574	0	0	2,788,850

1 All Short Term Incentive bonuses have been paid in cash and based upon the performance criteria as outlined in section 23a. Bonuses relate to the full year ended 30 June 2004, as the six months to 31 December 2004 is not determinable at reporting date.

Executives' & Directors' Disclosures (continued)

(c) Long Term Incentives

Performance Shares (PS), Retention Shares and Stock Appreciation Rights (SAR) Year Ended 31 December 2004

	Service Criteria	Performance Criteria	Incentive Granted[1]	Grant Date	Expiry or Exercise Date	Exercise Price[2] $	Number Granted	Award Value at Grant Date $
Specified Executives								
Nic Lyons	Criteria 1	Criteria 2	PS	July 2003	June 2006	N/A	23,816	203,520
	Criteria 1	Criteria 2	PS	July 2004	June 2007	N/A	41,477	428,395
Michael O'Brien	Criteria 1	Criteria 2	PS	July 2003	June 2006	N/A	7,723	65,997
Kieran Pryke	Criteria 1	Criteria 3	LLC	July 2002	June 2005	N/A	3,987	41,864
	Criteria 1	Criteria 3	SAR	July 2002	June 2005	10.50	13,955	41,864
Donna Byrne	Criteria 1	Criteria 3	LLC	July 2002	June 2005	N/A	2,229	23,405
	Criteria 1	Criteria 3	SAR	July 2002	June 2005	10.50	7,802	23,405
James Coyne	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

1 Performance Shares (PS), Retention Shares (LLC) or Stock Appreciation Rights (SAR).
2 Performance and Retention shares do not have an exercise price, as they are paid out at the share price at exercise date.
Ross Taylor is not included due to retiring from the Board 24 November 2004.

Criteria 1: Forfeiture on resignation or termination. Pro-rata on other service cessation.
Criteria 2: Total Shareholder Return (TSR) of Lend Lease Corporation Shares at or above median when compared to the TSR for 18 comparator organisations.
Criteria 3: Dependent upon the executive remaining with Lend Lease until the vesting date.

(d) Equity Holdings and Transactions

GPT Unitholdings Year Ended 31 December 2004

	Units Held 1 Jan 2004	Units Received as Remuneration	Other Net Change to Units	Units Held 31 Dec 2004
Non Executive Directors				
Peter Joseph	50,000			50,000
Eric Goodwin (appointed 24 November 2004)	Nil			Nil
Malcolm Latham	13,195			13,195
Richard Longes (retired 24 November 2004)[1]	15,702			N/A
Ken Moss	25,000			25,000
Brian Norris	4,097			4,097
Elizabeth Nosworthy	5,000			5,000
Specified Executives				
Nic Lyons	Nil			Nil
Michael O'Brien	Nil			Nil
Kieran Pryke	53			53
Donna Byrne	10,000		(10,000)	Nil
James Coyne	Nil			Nil
Michael Neilson (retired 30 June 2004)[1]	Nil			N/A
	123,047	0	(10,000)	97,345

1 Holding not disclosed as at 31 December 2004 due to retirement from the board during the year.
Ross Taylor's holdings have not been disclosed due to his period of service on the Board falling during the 2004 year.

(e) Service Agreements

Specified Executive Directors and Executives

The major provisions of the service agreements held with the specified Executive Directors and Executives are as follows:

- there are no fixed terms of agreement;
- standard notice periods apply;
- remuneration is reviewed annually. Refer to Note 23a for further details and conditions;
- executives are eligible for STIs. Refer to Note 23a for further details and conditions;
- executives are eligible for LTIs. Refer to Notes 23a and 23c for further details and conditions;
- Unless otherwise stated termination payment includes base salary for remainder of notice period not served (up to 12 months), pro-rated STI entitlements and LTI entitlements per LTI rules.

Specified Non Executive Directors

Independent Directors are endorsed by Unitholders upon appointment and every three years thereafter.

Dated at SYDNEY this 10th day of February, 2005

Signed in accordance with a resolution of the directors.



Director



Director

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
Direct Phone 82663948
Direct Fax 82863948

Auditors' Independence Declaration

As auditor for the audit of General Property Trust and GPT Split Trust for the year ended 31 December 2004, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of General Property Trust, the entities it controlled during the period and GPT Split Trust.

Richard Deutsch
Partner
PricewaterhouseCoopers

Sydney
10 February 2005

Statements of Financial Performance
Year ended 31 December 2004

	Note	Consolidated 31 Dec 2004 $m	Consolidated 31 Dec 2003 $m	GPT 31 Dec 2004 $m	GPT 31 Dec 2003 $m
Statement of Financial Performance					
Revenue					
Rents		660.6	605.9	304.9	288.3
Interest - Joint venture investment arrangements		4.0	4.5	4.0	4.5
Interest - Cash and short term money market securities		7.4	5.0	3.8	3.2
Proceeds on disposal of units in listed property trust		-	41.2	-	41.2
Proceeds on disposal of properties		20.5	-	-	-
Distributions from controlled entities and associates			-	352.9	298.3
Share of net profits of associates	19	88.3	63.7	-	-
Other income		-	1.3	-	1.3
Revenue		780.8	721.6	665.6	636.8
Expenses					
Rates, taxes and other property outgoings		146.4	138.2	70.8	67.8
Repairs and maintenance		11.0	9.1	5.4	4.4
Provision for doubtful debts		0.1	0.5	(0.1)	0.5
Audit and accounting fees	3	0.8	0.8	0.7	0.8
Borrowing costs		118.7	80.2	118.7	80.2
Responsible Entity's fee	3	35.5	25.6	21.8	16.5
Book value of units in listed property trust		-	41.2	-	41.2
Book value of property investments sold		19.6	-	-	-
Costs associated with merger proposals		16.5	-	16.5	-
Other expenses		5.8	5.8	5.4	5.2
Expenses		354.4	301.4	239.2	216.6
Net Operating Income		426.4	420.2	426.4	420.2
Increase in asset revaluation reserve	15	579.2	235.0	579.2	235.0
Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity		579.2	235.0	579.2	235.0
Total changes in equity other than those resulting from transactions with Unitholders as owners		1,005.6	655.2	1,005.6	655.2

	Note	Cents	Cents
Basic earnings per unit after profit on disposal of properties and costs associated with merger proposals	18	21.3	21.6
Basic earnings per unit before profit on disposal of properties and costs associated with merger proposals	18	22.0	21.6

The above Statements of Financial Performance should be read in conjunction with the accompanying notes.

	Note	$m	$m	$m	$m
Distribution					
Net Operating Income		426.4	420.2	426.4	420.2
Undistributed income at the beginning of the financial year		7.6	0.7	7.6	0.7
Transfer from reserves	15	15.6	-	15.6	-
Transfer from equity	14	2.6	-	2.6	-
Total available for distribution		452.2	420.9	452.2	420.9
Distribution paid and payable	2	(443.6)	(413.3)	(443.6)	(413.3)
Undistributed income at the end of the financial year		8.6	7.6	8.6	7.6

Statements of Financial Position
As at 31 December 2004

		Consolidated		GPT	
	Note	31 Dec 2004 $m	31 Dec 2003 $m	31 Dec 2004 $m	31 Dec 2003 $m
Current Assets					
Cash		50.9	44.0	45.2	42.5
Receivables	4	58.9	46.0	16.5	20.9
Other	5	13.5	14.6	10.1	10.3
		123.3	104.6	71.8	73.7
Non-current Assets					
Investment properties	6	8,866.2	7,478.9	8,867.9	7,500.4
Investment in associates (masterplanned urban communities)	8	11.5	6.5	-	-
Other assets	9	96.0	105.1	50.9	74.6
		8,973.7	7,590.5	8,918.8	7,575.0
Total Assets		9,097.0	7,695.1	8,990.6	7,648.7
Current Liabilities					
Payables	10	192.1	147.3	87.3	100.9
Interest bearing liabilities	11	1,071.6	775.0	1,070.0	775.0
Provisions	12	112.9	105.3	112.9	105.3
		1,376.6	1,027.6	1,270.2	981.2
Non-current Liabilities					
Interest bearing liabilities	13	1,627.0	1,352.0	1,627.0	1,352.0
		1,627.0	1,352.0	1,627.0	1,352.0
Total Liabilities		3,003.6	2,379.6	2,897.2	2,333.2
Net Assets		6,093.4	5,315.5	6,093.4	5,315.5
Equity					
Contributed equity	14	4,598.5	4,400.8	4,598.5	4,400.8
Asset revaluation reserve	15	1,486.3	907.1	1,486.3	907.1
Undistributed income		8.6	7.6	8.6	7.6
Total Equity	16	6,093.4	5,315.5	6,093.4	5,315.5

The above Statements of Financial Position should be read in conjunction with the accompanying notes.

Statements of Cash Flows
Year ended 31 December 2004

	Note	Consolidated		GPT	
		31 Dec 2004 $m	31 Dec 2003 $m	31 Dec 2004 $m	31 Dec 2003 $m
Cash flows from operating activities					
Cash receipts in the course of operations (inclusive of goods and services tax)		698.5	610.2	325.0	329.8
Cash payments in the course of operations (inclusive of goods and services tax)		(276.2)	(186.7)	(139.4)	(114.0)
Interest received		9.4	14.4	6.0	7.6
Distributions received from controlled entities		-	-	308.0	298.3
Distributions received from associates		90.9	56.3	49.1	(7.4)
		522.6	494.2	548.7	514.3
Borrowing costs		(132.5)	(97.5)	(132.5)	(97.5)
Net cash inflow from operating activities	17	390.1	396.7	416.2	416.8
Cash flows from investing activities					
Payments for property investments		(748.5)	(732.1)	(172.8)	(147.6)
Proceeds on disposal of property investments		20.5	-	-	-
(Increase)/decrease in property deposits		74.6	(4.6)	74.6	(4.6)
(Increase) in masterplanned urban communities and other assets		(10.0)	(26.1)	-	(26.1)
(Increase)/decrease in other loans		(55.7)	7.9	(48.1)	-
Investments in controlled entities and associates		-	-	(575.9)	(592.4)
Loan (to)/from controlled entities		-	-	(25.6)	(0.8)
Proceeds on disposal of units in listed property trust		-	41.2	-	41.2
Investment in units in listed property trust		-	(41.2)	-	(41.2)
Net cash outflow from investing activities		(719.1)	(754.9)	(747.8)	(771.5)
Cash flows from financing activities					
Net Short Term Notes issued		20.0	239.0	20.0	239.0
Net Commercial Bills issued		131.6	-	130.0	-
Net Medium Term Notes Issued		420.0	527.0	420.0	527.0
Proceeds from issue of units		200.3	-	200.3	-
Distributions paid		(436.0)	(409.4)	(436.0)	(409.4)
Net cash inflow from financing activities		335.9	356.6	334.3	356.6
Net increase in cash		6.9	(1.6)	2.7	1.9
Cash at the beginning of the financial year		44.0	45.6	42.5	40.6
Cash at the end of the financial year	17	50.9	44.0	45.2	42.5

The above Statements of Cash Flows should be read in conjunction with the accompanying notes.

1. Summary of accounting policies

(a) Basis of preparation

This general purpose financial report for the year ended 31 December 2004 has been prepared in accordance with the Trust Constitution, Accounting Standards, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board, and the Corporations Act 2001 in Australia. It is prepared on the basis of the going concern and historical cost conventions and has not been adjusted to take account of either changes in the general purchasing power of the dollar or changes in the values of specific assets, except to the extent that General Property Trust ('GPT') property investments have been revalued. The accounting policies adopted are consistent with those of the previous year unless otherwise specified. Comparative information has been reclassified where appropriate to enhance comparability.

(b) Principles of consolidation

The consolidated financial statements incorporate all the assets, liabilities and net operating results of the controlled entities. GPT and its controlled entities together are referred to in this financial report as the Trust. The effects of all transactions between controlled entities in the Trust have been eliminated in full.

Certain property investments are held via joint ownership arrangements (refer Note 26). These joint ownership arrangements include the ownership of units in single purpose unlisted trusts over which GPT exercises significant influence but does not control ('Associates').

The Trust has adopted the equity method of accounting for its property investments held via Associates in accordance with Accounting Standard AASB 1016: Accounting for Investments in Associates. The Responsible Entity believes that including this information in the Trust Investment Properties note (Note 6) appropriately reflects the nature and substance of the Trust's operations.

(c) Accounting for acquisitions

On the acquisition of property trusts, the fair value of the consideration is compared with the fair value of the assets acquired. Any discount or goodwill arising on acquisition is accounted for in accordance with AASB 1013: Accounting for Goodwill.

(d) Investment properties

The Trust Compliance Plan requires that all Trust property investments be valued at intervals of not more than three years and that such valuations be reflected in the financial report of the Trust. It is the policy of the Responsible Entity to review the carrying value of each property every six months. Independent valuations of the individual investments are carried out each three years in accordance with the Corporations Act 2001 and the Trust Constitution, or earlier where the Responsible Entity believes there may be a material change in the carrying value of the property.

A revaluation increment is credited directly to the asset revaluation reserve, unless it is reversing a previous decrement charged as an expense in the Statement of Financial Performance in respect of that same class of assets, in which case the increment is credited to the Statement of Financial Performance.

A revaluation decrement is recognised as an expense in the Statement of Financial Performance, unless it is reversing a revaluation increment previously credited to, and still included in the balance of, the asset revaluation reserve in respect of that same class of assets, in which case it is debited directly to the asset revaluation reserve.

Some property investments are held through the ownership of units in single purpose unlisted trusts where GPT exerts significant influence but does not have a controlling interest. The Trust has adopted the equity method for these Associates (refer Note 1(b)). The property and other property related net assets of the Associates have been disclosed separately in Note 6. Investments in masterplanned urban communities which have been accounted for using the equity method have been disclosed separately in Note 8.

Interests held by GPT in controlled trusts and associated trusts are brought to account at valuation based on the net tangible asset backing at the end of each quarter.

Land and buildings have the function of an investment and are regarded as a composite asset. The applicable Accounting Standards do not require that investment properties be depreciated. Accordingly, the buildings and any component thereof (including integral plant and equipment) are not depreciated.

Expenses capitalised to properties may include the cost of acquisition, additions, refurbishments, redevelopments, borrowing costs and fees incurred.

1. Summary of accounting policies (Continued)

(e) Financial Instruments

Bank bill and money market investments are reported at historic cost. As it is the intention to hold these instruments to maturity they are not revalued to market. Interest accrued at balance date is included in the accounts as a receivable. Interest rate swaps are only entered into to protect the Trust from variable interest rates. These transactions are accounted for on an accruals basis over the life of the facility that they are hedging. The Trust has classified as current liabilities short term note borrowings and medium term notes expiring within one year, notwithstanding that the Trust may hedge the interest rate exposure beyond one year and the fact that the Trust maintains stand-by facilities to provide liquidity backup for the short term/medium term note programme as described in Note 20.

(f) Revenue

Revenue from rents and interest is brought to account on an accruals basis. Revenue not received at balance date is included in the accounts as a receivable. The Trust's proportionate share of net operating results of Associates is included in the net income available for distribution when earned. Such income has been separately disclosed in the Statement of Financial Performance.

(g) Leasing costs

Initial direct leasing costs are amortised over the term of the respective leases.

(h) Other expenditure

Other expenditure, including rates, taxes, interest and other outgoings is brought to account on an accruals basis.

(i) Income tax

Under current tax legislation the Trust is not liable for income tax, provided its taxable income and taxable realised gains are fully distributed to Unitholders each year.

(j) Cash flows

For the purposes of the Statement of Cash Flows, cash includes cash at bank, deposits at call and short term money market securities which are readily converted into cash.

(k) Distributions

Distributions are paid to Unitholders each quarter. Provision is made for the amount of any distribution declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date.

(l) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred, except where they are included in costs of qualifying assets (an asset that takes a substantial period of time to get ready for its intended purpose) - refer Note 1(d).

The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the entity's development borrowings during the year, in this case 6.92% (2003: 6.78%)

Borrowing costs include:
- Interest on short term and long term borrowings,
- Amortisation of discounts or premiums relating to borrowings, and
- Amortisation of ancillary costs incurred in connection with the arrangement of borrowings.

(m) Rounding

The financial report of the Trust has been prepared in accordance with Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the financial report to the nearest tenth of a million dollars, unless otherwise stated. Amounts have been rounded off in the financial report in accordance with that Class Order.

Notes to Financial Statements

	Consolidated		GPT	
	31 Dec 2004 $m	31 Dec 2003 $m	31 Dec 2004 $m	31 Dec 2003 $m
2. Distributions				
In respect of the six months ended 30 June 2004				
Distribution of 5.4 cents per unit paid on 23 May 2004 (23 May 2003: 5.2 cents)	108.9	101.4	108.9	101.4
Distribution of 5.5 cents per unit payable on 23 Aug 2004 (25 Aug 2003: 5.3 cents)	110.9	103.3	110.9	103.3
Distribution for the six months ended 30 June 2004 10.9 cents per unit (30 Jun 2003: 10.5 cents)	219.8	204.7	219.8	204.7
In respect of the six months ended 31 December 2004				
Distribution of 5.5 cents per unit paid on 22 Nov 2003 (21 Nov 2003: 5.3 cents)	110.9	103.3	110.9	103.3
Distribution of 5.6 cents per unit payable on 25 Feb 2005 (24 Feb 2004: 5.4 cents)	112.9	105.3	112.9	105.3
Distribution for the six months ended 31 December 2004 11.1 cents per unit (31 Dec 2003: 10.7 cents)	223.8	208.6	223.8	208.6
Distribution for the reporting period ended 31 December 2004 22.0 cents per unit (31 Dec 2003: 21.2 cents)	443.6	413.3	443.6	413.3
Undistributed income at 31 December	8.6	7.6	8.6	7.6

	$'000	$'000	$'000	$'000
3. Expenses				
Expenses have been arrived at after charging the following items:				
Auditors' remuneration:				
Auditing the financial report	688.6	579.4	636.6	568.8
Other audit related work	142.8	155.9	91.1	154.2
Total audit and audit related work	831.4	735.3	727.7	723.0
Other assurance services	1,203.0	74.0	1,167.0	74.0
Total auditors' remuneration	2,034.4	809.3	1,894.7	797.0

Other assurance services in 2004 is predominantly due diligence reviews on Lend Lease Corporation Ltd's merger proposal and Stockland's takeover proposal.

Responsible Entity's fee	35,510.7	25,627.1	21,840.6	16,458.5

From 1 January 2003, the base management fee payable by GPT has been reduced from 0.55% to 0.40% per annum of gross assets and a performance component has been introduced. The performance component, if applicable, is 5% of GPT's outperformance compared to the S&P/ASX Property 200 Accumulation Index. The total fee payable each six months is capped at 0.275% of the gross assets of the Trust. GPT Management Limited will receive all or part of the performance fee so that earnings per unit for each six month period is not less than the earnings per unit for the previous six month period. Based on GPT's performance for the twelve months to 30 June 2004, a performance fee of $3,468,000 was paid in respect of the six months to 30 June 2004. No performance fee was payable in respect of the six months to 31 December 2004.

Notes to Financial Statements

	Consolidated		GPT	
	31 Dec 2004 $m	31 Dec 2003 $m	31 Dec 2004 $m	31 Dec 2003 $m
4. Receivables				
Trade debtors	37.0	27.2	6.0	3.5
Provision for doubtful debts	(1.2)	(1.2)	(0.8)	(1.0)
	35.8	26.0	5.2	2.5
Distributions receivable from unlisted controlled trusts	-	-	-	1.1
Distributions receivable from associates	5.6	10.6	4.2	10.6
Other debtors	17.5	9.4	-	0.4
Loans to controlled entities	-	-	7.1	6.3
	58.9	46.0	16.5	20.9
5. Other current assets				
Prepayments	13.5	14.6	10.1	10.3
6. Investment properties				
Retail	4,749.5	3,723.2	2,646.2	2,051.0
Office	3,078.9	2,946.7	736.6	748.5
Hotel & Tourism	710.0	519.2	-	-
Industrial	327.8	289.8	266.9	232.7
	8,866.2	7,478.9	3,649.7	3,032.2

The mixed class of assets (as referred to in the following table) has been allocated in the table above as follows:
Melbourne Central : 62.0% Retail ($444.0 m) and 38.0% Office ($271.7 m) (Dec 2003: 50.0% Retail and 50.0% Office)
Due to the redevelopment of the retail component of Melbourne Central, the allocation of the value was reviewed.
Brisbane Transit Centre : 83% Office and 17% Hotel & Tourism

	Consolidated 31 Dec 2004 $m	Consolidated 31 Dec 2003 $m	GPT 31 Dec 2004 $m	GPT 31 Dec 2003 $m
Unlisted units in controlled trusts				
GEM Retail Property Trust			1,497.6	1,253.1
GEM Commercial Property Trust			1,527.8	1,374.3
GPT Hotel Trust			700.5	511.2
GPT Industrial Trust			60.9	57.1
GPT Residential Trust			34.7	26.1
Melbourne Central Unit Trust			659.8	530.0
			4,481.3	3,751.8
Unlisted shares in corporations				
GPT Pty Limited			0.1	0.1
Melbourne Central Holdings Pty Limited			47.7	47.7
			47.8	47.8
Investments in associates				
Erina Property Trust			129.2	111.1
Horton Trust			17.1	13.4
1 Farrer Place Trust			256.3	257.6
2 Park Street Trust			286.5	286.5
			689.1	668.6
	8,866.2	7,478.9	8,867.9	7,500.4

Reconciliation

Reconciliations of the carrying amounts of investment properties at the beginning and end of the current and previous financial year are set out below.

	Consolidated 31 Dec 2004 $m	Consolidated 31 Dec 2003 $m	GPT 31 Dec 2004 $m	GPT 31 Dec 2003 $m
Carrying amount at start of the financial year	7,478.9	6,509.3	7,500.4	6,491.6
Additions	812.1	734.6	772.7	773.8
Disposals	(19.6)	-	-	-
Net increase in revaluation of investment	594.8	235.0	594.8	235.0
Carrying amount at end of the financial year	8,866.2	7,478.9	8,867.9	7,500.4

6. Investment properties (Continued)

Name	Ownership % (1)	Acquisition Date	Acquisition Price $m	Total Cost including Additions $m	Date of Latest Valuation	Independent Valuer	Latest Independent Valuation $m	Additions Since Valuation $m	Book Value 31 Dec 04 $m (6)	
RETAIL										
Bonner House	100	Oct 2001	9.1	9.4	Dec 2004	Knight Frank	14.0	-	14.0	
ACT	Leasehold					KL Goddard, FAPI				
Borec House	100	Jul 2002	10.6	10.7	Sep 2003	CB Richard Ellis	10.8	-	10.8	
NSW						M Steur, AAPI				
Casuarina Square	100	Oct 1973	4.5	145.6	Dec 2004	Knight Frank	330.0	-	330.0	
NT						KL Goddard, FAPI				
Charlestown Square	100	Dec 1977	7.3	183.0	Dec 2004	CB Richard Ellis	385.5 (2)	-	385.5	
NSW						J Barras, AAPI				
Pacific Highway, Charlestown	100	Oct 2002	7.1	7.1	Sep 2003	Knight Frank	7.0	0.0	7.0	
NSW		Jul 2003	5.3	5.3		KL Goddard, FAPI	-	-	5.3	
Dandenong Plaza	100	Dec 1993	60.2	192.0	Sep 2003	FPDSavills (NSW)	205.0	1.3	206.3	
VIC		Dec 1999	60.3	60.3		AD Johnston, AAPI				
Erina Fair	33.3, Freehold	Jun 1992	55.1	234.5	Dec 2004	Knight Frank			258.5	
NSW	16.7, Units in Trust					KL Goddard, FAPI			129.2	(4)
							387.7	-	387.7	
Penrith Plaza Including Cinemas	100	Jun 1971	16.7	456.6	Dec 2004	CB Richard Ellis	672.8	-	672.8	
NSW		Oct 2002	382.9			M Steur, AAPI				
		Apr 1998	17.4							
High Street, Penrith	100	Nov 2002	5.2	6.1	Sep 2003	CB Richard Ellis	6.1	-	6.1	
NSW		Jan 2003	0.8			M Steur, AAPI				
Riley Square	100	Jun 1994	11.6	17.2	Sep 2003	CB Richard Ellis	15.2	-	15.2	
NSW						M Steur, AAPI				
Sunshine Plaza	50	Dec 1992	32.8	181.9	Dec 2004	CB Richard Ellis	255.0	-	255.0	
QLD		Sep 2004	130.4			T Irving, AAPI	Refer Notes 6 and 9			
Plaza Parade	50	Jun 1999	4.7	11.9	Dec 2004	CB Richard Ellis	9.7	-	9.7	
QLD						T Irving, AAPI				
Horton Parade	50	Jun 1998	3.8	8.0	Dec 2004	CB Richard Ellis	9.7	-	9.7	(4)
QLD	Units in Trust					T Irving, AAPI				
Maroochydore Superstore		Feb 1999	5.5	5.3	Dec 2004	CB Richard Ellis	7.2	-	7.2	(4)
Plaza QLD				13.3		T Irving, AAPI			16.9	
									0.2	(5)
Woden Plaza	100	Feb 1986	74.8	248.7	Dec 2004	Knight Frank	470.0	-	470.0	
ACT	Leasehold					KL Goddard, FAPI				
General Property Trust									**2,792.5**	
Carlingford Court	100	Jul 1996	80.1	138.2	Dec 2004	CB Richard Ellis	158.0	-	158.0	
NSW						J Barras, AAPI				
Chirnside Park	100	Jul 1996	80.5	136.5	Dec 2004	Knight Frank	166.0	-	166.0	
VIC						KL Goddard, FAPI				
Wollongong Central	100	Jul 1996	54.0	119.6	Dec 2004	Knight Frank	200.7 (3)	-	200.7	
NSW		Oct 1998	34.8			KL Goddard, FAPI				
Floreat Forum	100	Jul 1996	33.3	87.8	Mar 2004	Knight Frank	95.0	0.7	95.7	
WA						M Crowe, AAPI				
Forestway Shopping Centre	100	Jul 1996	27.0	42.9	Sep 2004	Knight Frank	64.0	0.1	64.1	
NSW						KL Goddard, FAPI				
Macarthur Square	50	Dec 1999	135.0	167.6	Dec 2004	CB Richard Ellis	233.9	-	233.9	
NSW						M Steur, AAPI				
Parkmore Shopping Centre	100	Jul 1996	120.0	131.3	Dec 2004	Knight Frank	145.0	-	145.0	
VIC						KL Goddard, FAPI				
Homemaker City Aspley	100	Nov 2001	43.2	53.0	Jun 2002	JLL Capital Markets	43.5	9.7	53.2	
QLD						WR Wiemann, AAPI				
Homemaker City Bankstown	100	Nov 2001	38.5	39.7	Sep 2003	FPDSavills	44.0	0.8	44.8	
NSW						AD Johnston, AAPI				
Homemaker City Cannon Hill	100	Nov 2001	13.9	14.7	Sep 2003	Jones Lang LaSalle	15.7	0.3	16.0	
QLD						J Apted, FAPI				
Homemaker City Castle Hill	100	Nov 2001	25.4	37.3	Sep 2004	WK Wotton	31.2	0.8	32.0	
NSW		Jan 2003	8.7			W Wotton, FAPI				
Homemaker City Epping	100	Aug 2003	37.7	37.8	-	-	-	-	37.8	
VIC										
Homemaker City Fortitude Valley	100	Dec 2001	7.2	31.2	Sep 2003	CB Richard Ellis	31.6	0.1	31.7	
QLD						T Irving, AAPI				

(1) Freehold, unless otherwise stated.

(2) Valuation for Charlestown was $385m, which did not include $0.5m of land.

(3) Valuation for Wollongong was $195m, which did not include land of $5.7m.

(4) Share of Associate's property assets. The value of the Trust's interest in the Associate's property assets is included in the valuation.

(5) Share of Associates other property related net assets which have been included as property (refer note 1(b))

(6) Properties that have been independently valued in the last twelve months are carried at that valuation, except where capital expenditure has been incurred subsequent to valuation. Properties on which such capital expenditure has been incurred and properties which have not been independently valued in the last twelve months are carried at Directors' valuation.

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

6. Investment properties (Continued)

Name	Ownership % (1)	Acquisition Date	Acquisition Price $m	Total Cost including Additions $m	Date of Latest Valuation	Independent Valuer	Latest Independent Valuation $m	Additions Since Valuation $m	Book Value 31 Dec 04 $m (6)	
RETAIL (Continued)										
Homemaker City Fortitude Valley Stage 2, QLD	100	Mar 2004	12.7	45.1	-	-	-	-	45.1	
Homemaker City Jindalee QLD	100	Nov 2001	38.7	40.6	Sep 2004	Jones Lang LaSalle J Apted, FAPI	55.0	-	55.0	
Homemaker City Maribyrnong VIC	100	Nov 2001	35.5	35.6	Sep 2003	Knight Frank MJ Schuh, AAPI	47.3	-	47.3	
Homemaker City Moorabbin VIC	100	Jul 2002	33.3	33.4	-	-	-	-	33.4	
Homemaker City Mt Gravatt QLD	100	Nov 2001	17.9	18.3	Mar 2002	JLL Capital Markets WR Wiemann, AAPI	19.4	0.4	19.8	
Homemaker City Underwood QLD	100	Nov 2001	10.5	10.9	Jun 2002	JLL Capital Markets WR Wiemann, AAPI	12.6	0.4	13.0	
Homemaker City Windsor QLD	100	Nov 2001	20.0	20.2	Jun 2002	JLL Capital Markets CJ Chatwood, AAPI	20.5	0.2	20.7	
GEM Retail Property Trust									**1,513.0**	
Total Retail									**4,305.5**	
OFFICE										
Citigroup Centre NSW	50 Units in Trusts	Jul 2001 Dec 2001 (4)	51.2 212.4 0.8	268.5 266.5	Dec 2003	FPDSavills (NSW) A Pannifex, FAPI	287.5	0.6	288.1 (1.6)	(2) (3)
1 Farrer Place NSW	50 Units in Trust	Dec-2003	253.6	260.3	Dec 2004	Knight Frank KL Goddard, FAPI	256.3	-	256.3	
Australia Square NSW	50	Sep 1981	42.5	146.2	Jun 2004	Jones Lang LaSalle J Dillon, AAPI	178.0	5.6	183.6	
MLC Centre NSW	50	Apr 1987	233.5	314.8	Mar 2004	CB Richard Ellis S Fairfax, AAPI	284.5	2.0	286.5	
Riverside Centre QLD	100	Apr 1984	250.7	299.7	Sep 2002	CB Richard Ellis (C) J Porter, FAPI	245.0	6.3	251.3	
Black Ink House QLD	100	Apr 1984	9.1	15.7	Sep 2002	CB Richard Ellis (C) J Porter, FAPI	14.4	0.2	14.6	
General Property Trust									**1,278.8**	
179 Elizabeth Street NSW	100	Sep 1998	59.4	66.7	Sep 2003	FPDSavills A Pannifex FAPI	81.0	4.8	85.8	
10 & 12 Mort Street ACT	100 Leasehold	Jul 1996	58.6	60.0	Dec 2003	Jones Lang LaSalle RJ Lawrie, AAPI	50.0	0.1	50.1	
530 Collins Street & 120 King Street VIC	100	Jul 1996	310.0	320.3	Sep 2003	Urbis RJ Scrivener, FAPI	320.0	1.1	321.1	
HSBC Centre, 580 George St NSW	100	Jul 1996	180.0	215.8	Mar 2004	CB Richard Ellis S Fairfax, AAPI	227.0	1.8	228.8	
Darling Park Complex NSW	50 Units in Trusts	Jun 2000 Mar 2001 (4)	289.1 100.0 12.0	467.3 467.3	Apr 2004	FPDSavills (NSW) A Pannifex, FAPI	457.5	3.7	461.2 (1.8)	(2) (3)
Darling Park 3	100	Apr 2004	32.1	81.3	-	-	-	-	81.3	
National@Docklands Stage 1 Victoria Harbour, VIC	100	Feb 2002	7.4	133.2	Mar 2004	Knight Frank MJ Schuh, AAPI	140.0	0.5	140.5	
National@Docklands Stage 2 Victoria Harbour, VIC	100	Feb 2002	6.3	110.2	Sep 2004	Knight Frank MJ Schuh, AAPI	115.3	-	115.3	
GEM Commercial Property Trust									**1,482.3**	
Total Office									**2,761.1**	
MIXED										
Brisbane Transit Centre QLD	50 Units in Trust Shares in Company	 Nov 1997 Nov 1997	 42.6 0.7	 47.1 0.7 47.8	Jun 2004	Colliers International SR Andrew, FAPI	55.6	-	54.9 0.7 55.6	(2)
Melbourne Central VIC	100	May 1999 Mar 2001 (5)	410.2 17.1 3.5 430.8	692.5	Sep 2004	Jones Lang LaSalle B Sweeney, AAPI	677.4	38.3	715.7	
Total Mixed									**771.3**	

(1) Freehold, unless otherwise stated.

(2) Share of Associate's property assets. The value of the Trust's interest in the Associate's property assets is included in the valuation.

(3) Share of Associate's other property related net liabilities which have been included as property (refer Note 1(b)).

(4) Acquisition costs.

(5) Acquisition costs.

(6) Properties that have been independently valued in the last twelve months are carried at that valuation, except where capital expenditure has been incurred subsequent to valuation. Properties on which such capital expenditure has been incurred and properties which have not been independently valued in the last twelve months are carried at Directors' valuation.

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

6. Investment properties (Continued)

Name	Ownership % (1)	Acquisition Date	Acquisition Price $m	Total Cost including Additions $m	Date of Latest Valuation	Independent Valuer	Latest Independent Valuation $m	Additions Since Valuation $m	Book Value 31 Dec 04 $m	(7)
INDUSTRIAL										
Harvey Road Kings Park NSW	100	May 1999	24.9	24.9	Mar 2002	JLL Capital Markets RJ Ewing, AAPI	24.9	-	24.9	
Part Cit-West Industrial Estate Grieve Pde & Dohertys Road Altona North VIC	100	Aug 1994	60.0	69.4	Mar 2003	FPDSavills R Bowman, AAPI	55.3	6.8	62.1	
Quad 1, Parkview Drive Homebush Bay NSW	100 Leasehold	Jun 2001	15.5	15.6	Jun 2004	Colliers International A Graham, AAPI	16.6	-	16.6	
Quad 2, Parkview Drive Homebush Bay NSW	100 Leasehold	Dec 2001	2.3	15.8	Jun 2004	Colliers International A Graham, AAPI	18.7	-	18.7	
Quad 3, Parkview Drive Homebush Bay NSW	100 Leasehold	Mar 2003	2.7	16.3	-	-	-	-	16.3	
Quad 4, Parkview Drive Homebush Bay NSW	100 Leasehold	Jun 2004	2.7	2.9	-	-	-	-	2.9	
8 Herb Elliott Homebush Bay NSW	100 Leasehold	Aug 2004	8.5	8.5	-	-	-	-	8.5	
7 Figtree Drive Homebush Bay NSW	100 Leasehold	Jul 2004	10.2	10.2	-	-	-	-	10.2	
7 Parkview Drive Homebush Bay NSW	100 Leasehold	May 2002	16.1	16.1	-	-	-	-	16.1	
11 Grand Ave, Camellia Camellia NSW	100	May 1998	9.9	57.2	Sep 2003	Knight Frank WR Retallick, FAPI	58.0	1.3	59.3	
15 Berry Street Granville NSW	100	Nov 2000	10.0	10.0	Sep 2003	Knight Frank WR Retallick, FAPI	10.8	-	10.8	
19 Berry Street Granville NSW	100	Dec 2000	18.8	18.9	Sep 2003	Knight Frank WR Retallick, FAPI	20.5	-	20.5	
Austrak Business Park, Somerton VIC	50	Oct 2003	47.8	60.9	-	-	-	-	60.9	
Total Industrial									**327.8**	
HOTEL & TOURISM										
Ayers Rock Resort NT	100	Dec 1997	231.8	353.8	Mar 2004	JLL Hotels MA Cooper, AAPI	353.8 (2)	5.8	359.6	
	Shares in Company	Sep 2003	8.0	8.0					8.0	(3)
Cape Tribulation Resorts QLD	100 Part leasehold	Mar 2002	11.5	19.8	-	-	-	-	19.8	
Wildman River NT	100 Part leasehold	Jun 2001	0.5	1.1	Mar 2004	JLL Hotels MA Cooper, AAPI	0.5	0.1	0.6	
Bedarra Island Resort QLD	100	Jul 2004	25.6	25.6	-	-	-	-	25.6	
Cradle Mountain Resort TAS	100 Part leasehold	Jul 2004	11.2	11.5	-	-	-	-	11.5	
Dunk Island Resort QLD	100 Part leasehold	Jul 2004	55.3	58.6	-	-	-	-	58.6	
Heron Island (including Wilson Island) QLD	100 Leasehold	Jul 2004	44.7	44.8	-	-	-	-	44.8	
Silky Oaks Lodge QLD	100	Jul 2004	18.5	18.6	-	-	-	-	18.6	
Wrotham Park QLD	100 Leasehold	Jul 2004	7.3	8.7	-	-	-	-	8.7	
Four Points by Sheraton Hotel Sydney, NSW	100 Leasehold	May 2000	146.1	169.9	Mar 2002	Colliers International R McIntosh, FAPI	136.0	12.8	148.8	
	Security Deposit								(7.0)	(4)
									141.8	
161 Sussex St Pty Limited	Loan								2.8	(5)
	40 Refer Note 6								0.1	(6)
Total Hotel & Tourism									**700.5**	
Total Investment Properties									**6,866.2**	

(1) Freehold, unless otherwise stated.
(2) Valuation for Ayers Rock Resort was $360m, of which $6.2m related to plant and equipment owned by Voyages Hotels & Resorts Pty Limited.
(3) Equity in Voyages Hotels & Resorts Pty Limited.
(4) Security deposit held by GPT.
(5) Loan to 161 Sussex Street for purchase of business assets. Undrawn finance facilities of 161 Sussex Street at balance date total $2 million (GPT share).
(6) Share of 161 Sussex Street property related net assets which have been included as property (refer Note 1(b)).
(7) Properties that have been independently valued in the last twelve months are carried at that valuation, except where capital expenditure has been incurred subsequent to valuation. Properties on which such capital expenditure has been incurred and properties which have not been independently valued in the last twelve months are carried at Directors' valuation.

The basis of valuation of investment properties is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction.

	Consolidated	
	31 Dec 2004	31 Dec 2003
	$m	$m

6. Investment properties (Continued)

Additions to existing investments

During the financial year ended 31 December 2004 the following additions were made to existing property investments:

	31 Dec 2004 $m	31 Dec 2003 $m
Retail	143.1	98.4
Office	145.5	118.2
Mixed	133.9	98.1
Industrial	12.7	32.6
Hotel & Tourism	17.7	22.8
	452.9	370.1

Additions to property include capitalised interest on redevelopment of $20.3 million using an interest rate of 6.9% (Dec 2003: $17.5 million using 6.78%).

Melbourne Central
Construction commenced in November 2002 on the $260 million redevelopment of Melbourne Central. The development has opened in progressive stages throughout 2004, and the final level 3 leisure and entertainment precinct is programmed for completion mid 2005. An expansion and refurbishment of the office tower lobby was completed in August 2004.

Macarthur Square
Construction commenced in September 2004 on the $200 million (GPT's share $100 million) expansion of Macarthur Square. The first stage of the development is programmed for completion in late 2005 and the second stage in early 2006.

Penrith Plaza
Construction commenced in June 2004 on the $138 million expansion of Penrith Plaza, and is programmed for completion in late 2005.

Forestway Shopping Centre
The upgrade of Forestway was completed in March 2004. The final development cost was $4.7 million.

Homemaker City Aspley
Construction commenced in April 2004 on the $8 million remix of Homemaker City Aspley. This work was completed in November 2004.

Rouse Hill Town Centre
A Masterplan Development Application was approved in March 2004 for the Rouse Hill Regional Centre. Construction on the town centre component is expected to commence in mid 2005 and is programmed for completion mid 2007.

National@Docklands Stage 1 and Stage 2
Stage 1 of the new National Australia Bank ('NAB') 56,000 sqm office development in Docklands, Melbourne achieved practical completion in October 2003. Stage 2 achieved practical completion in May 2004. The end cost of the development after enhancements agreed with the NAB is expected to be approximately $242 million.

Australia Square, Sydney
Major upgrade works to the public areas and to the Plaza Building at an estimated cost of $12 million (GPT's share $6 million) were completed in June 2004.

The Quad, Parkview Drive, Homebush Bay
Construction of The Quad 3 building was completed in June 2004 at a cost of $15.8 million.

Ayers Rock Resort
During the year, a new retail outlet was added to the Outback Pioneer Hotel ($0.5 million) and the resort conference centre was refurbished ($0.4 million). In addition, Longitude 131 reopened after closure due to bush fire damage in October 2003. The replacement cost of Longitude 131 was fully insured, although approximately $1.5m of enhancements were included in the rebuild at GPT's cost (primarily increased fire protection and an improved arrival area).

Four Points Hotels - Retail/Commercial Precinct
In September 2004, the Corn Exchange building which adjoins the Four Points Hotel was converted into office space. This space had previously been used for restaurant and retail uses. The cost of conversion was approximately $2.0m. The building is now tenanted by Voyages Hotels & Resorts. In the hotel, approximately $0.7 million was expended on the refurbishment of the main kitchen.

6. Investment properties (Continued)

Purchase of investments

Darling Park Stage 3
In April 2004, GPT purchased the Darling Park 3 leasehold and entered a development agreement with Lend Lease Development to develop the 29,000 sqm final tower of the Darling Park complex. Approximately 60% of the space has been precommitted to Marsh and Mercer. Forecast cost to completion in May 2006 is $228 million.

Homemaker City Fortitude Valley - Stage 2
In March 2004, GPT acquired a land parcel on which Stage 2 of the Homemaker City Fortitude Valley will be developed. The completed centre is being acquired for approximately $52 million, including land. The centre is programmed for completion in early 2005.

The Quad, Parkview Drive, Homebush Bay
The Quad 4 leasehold title was acquired in June 2004 for $2.7 million including acquisition costs. Quad 4 site forms part of the Quad Business Park complex which is being developed by GPT.

8 Herb Elliot Avenue, Homebush Bay
In August 2004, GPT purchased an investment in Homebush Bay NSW for $8.5 million including acquisition costs.

7 Figtree Drive, Homebush Bay
In July 2004, GPT purchased an investment in Homebush Bay NSW for $10.2 million including acquisition costs.

P&O Resorts

In July 2004, GPT in conjunction with Voyages Hotels & Resorts Pty Limited (Voyages) purchased P&O Australian Resorts, the largest owner-operator of nature-based resorts in Australia. The portfolio includes Silky Oaks Lodge and the Dunk, Bedarra, Brampton, Lizard, Heron and Wilson Island resorts, all located in Queensland as well as Cradle Mountain Lodge in Tasmania. At the time of acquisition, Wrotham Park Station, located in western Queensland, was also under construction. GPT's and Voyages' investment, including acquisition and project completion costs (in respect of the new Dunk Island rooms and Wrotham Park) and working capital is approximately $217.6 million.

Disposal of investments

IKEA Building, Prospect
The IKEA Building Prospect was divested in November 2004 for $7.5 million.

Homemaker City Springwood
Homemaker City Springwood was divested in November 2004 for $13.0 million.

Joint venture investment arrangement

Sunshine Plaza
GPT and Australian Prime Property Fund Retail ('APPFR') entered into a JVIA with the Commonwealth Bank of Australia ('CBA') in 1994. Under the terms of the JVIA:
(a) A ground lease was granted to the CBA for land owned by GPT and APPFR.
(b) GPT and APPFR made deposits with the CBA and received a return on those deposits based on the income of the Centre. These deposits were repayable in 2006 or on termination of the ground lease or at its expiry.
(c) GPT had a right to terminate the ground lease each year over a five year period commencing June 2002.

The right was exercised in September 2004. A payment was made to CBA under a formula based on the valuation of the Centre at development completion ($284 million) and termination date, and the CBA refunded the deposits made by GPT and APPFR. The total cost to unwind the JVIA was $111.6 million (net of annual deposits, $55.8 million GPT's share) including incidental costs. GPT's obligations in the JVIA are limited to its 50% share.

Other information

Ayers Rock Resort, P&O Resorts and Cape Tribulation Resorts
These properties (excluding Brampton and Lizard Island Resorts which currently remain owned by Voyages) are owned by GPT and leased to Voyages. The hotel businesses are owned and operated by Voyages, which is wholly owned by GPT Hotel Management Pty Limited. GPT Hotel Management Pty Limited is a company with A and B Class shares. The A Class shares of GPT Hotel Management Pty Limited carry only voting rights and they are owned by GPT Operating Company Trust on behalf of the Unitholders of GPT. The B Class shares of GPT Hotel Management Pty Limited are owned by GPT and carry the income entitlement.

6. Investment properties (Continued)

Other information (Continued)

Four Points by Sheraton Hotel

The property is wholly owned by GPT. GPT also has a 40% interest in an associated company, 161 Sussex Street Pty Limited ('the Company') which leases and operates the hotel. Starwood Pacific Hotels Pty Limited ('Starwood'), a wholly owned subsidiary of Starwood Hotels and Resorts Worldwide Inc. owns the remaining 60% interest.

In May 2000, the Company leased the hotel from GPT for ten years, with the Company having an option to extend the lease for a further term of five years. After May 2005 the lease may be terminated by GPT if the hotel is sold. The Company has provided a security deposit of $7.0 million.

At the time of acquisition, GPT provided a loan to the Company to fund its purchase of business assets, the payment of the security deposit and initial working capital requirements. The loan balance at December 2004 was $2.8 million. Since acquisition GPT has invested an additional $2.6 million in equity in the Company.

7. Commitments

(a) Capital expenditure

At balance date capital expenditure approved but not provided for in the financial report:

	Consolidated		GPT	
	31 Dec 2004 $m	31 Dec 2003 $m	31 Dec 2004 $m	31 Dec 2003 $m
Directly held investment properties				
Australia Square	1.0	5.2	1.0	5.2
Casuarina Square	1.0	0.7	1.0	0.7
Charlestown Square	1.5	-	1.5	-
Citi-West Industrial Park	-	3.0	-	3.0
Erina Fair	-	0.2	-	0.2
11 Grand Avenue, Camellia	-	0.6	-	0.6
MLC Centre	4.7	4.6	4.7	4.6
Penrith Plaza	98.0	5.7	98.0	5.7
Plaza Parade	-	0.2	-	0.2
Quad 3	-	8.6	-	8.6
Quad 4	1.0	-	1.0	-
Riverside Centre	3.9	3.9	3.9	3.9
Sunshine Plaza	-	0.1	-	0.1
Woden	1.3	0.3	1.3	0.3
Other properties	-	2.9	-	2.9
Unlisted controlled entities				
530 Collins St	1.0	0.8	-	-
Austrak Business Park, Somerton	6.5	5.6	-	-
Ayers Rock Resort	-	0.9	-	-
Darling Park Stage 3	143.9	-	-	-
Floreat Forum	-	1.1	-	-
Homemaker City Aspley	1.5	-	-	-
Homemaker City Bankstown	1.1	-	-	-
Homemaker City Castle Hill	2.7	-	-	-
Homemaker City Fortitude Valley Stage 2	7.9	-	-	-
Homemaker City Jindalee	2.9	-	-	-
Homemaker City Windsor	0.7	-	-	-
HSBC Centre, 580 George St	0.8	-	-	-
Macarthur Square	75.0	-	-	-
Melbourne Central	28.1	124.5	-	-
Parkmore Shopping Centre	-	1.4	-	-
The National, Stages 1 & 2	-	59.5	-	-
Wollongong Central	1.9	-	-	-
Other properties	1.2	6.5	-	-
Investments in Associates				
Darling Park and Darling Park Property Trust	-	4.3	-	-
Erina Property Trust	-	0.1	-	-
1 Farrer Place	4.9	-	-	-
Horton Trust	-	0.1	-	-
2 Park St Trust	-	2.1	-	-
	392.5	242.9	112.4	36.0
Due within 1 year	321.9	241.3	103.8	34.4
Due between 1 and 5 years	70.6	1.6	8.7	1.6
	392.5	242.9	112.4	41.6

	Consolidated		GPT	
	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
	$m	$m	$m	$m

7. Commitments (Continued)

(b) Investments

At balance date deposit commitments existed in respect of interests in JVIA contracted but not provided for in the financial report (refer Notes 6 and 9):

	Consolidated 31 Dec 2004 $m	Consolidated 31 Dec 2003 $m	GPT 31 Dec 2004 $m	GPT 31 Dec 2003 $m
Sunshine Plaza				
Due within 1 year	-	4.7	-	4.7
Due between 1 and 5 years	-	9.0	-	9.0
	-	13.7	-	13.7

(c) Operating leases

Estimated aggregate amount of operating lease expenditure agreed or contracted but not provided for in the financial report.

	Consolidated 31 Dec 2004 $m	Consolidated 31 Dec 2003 $m	GPT 31 Dec 2004 $m	GPT 31 Dec 2003 $m
Due within 1 year	0.2	0.3	0.1	0.1
Due between 1 and 5 years	0.9	0.9	0.5	0.5
Due between 5 years and expiry date of leases	2.2	2.6	0.7	0.8
	3.3	3.8	1.3	1.4

Notes to Financial Statements

	Consolidated		GPT	
	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
	$m	$m	$m	$m

8. Shares in Associates (Masterplanned Urban Communities)

	31 Dec 2004 $m	31 Dec 2003 $m	31 Dec 2004 $m	31 Dec 2003 $m
Lend Lease (Twin Waters) Pty Limited	8.2	5.5	-	-
Lend Lease GPT (Rouse Hill) Pty Limited	3.3	1.0	-	-
	11.5	6.5	-	-

Rouse Hill Regional Centre

In October 2003, a joint venture company owned 49% by GPT and 51% by Lend Lease entered into an agreement with the Department of Infrastructure, Planning and Natural Resources ('DIPNR') and Landcom to jointly develop, under a land management model, a regional centre at Rouse Hill. The project includes over 1,500 residential lots, a mixed use Town Centre and supporting infrastructure. GPT will develop and own the Town Centre, consisting of a retail market place, home living retail, commercial and learning space.

Twin Waters Resort

In October 2003, a joint venture company owned 49% by GPT and 51% by Lend Lease acquired the Twin Waters Resort and golf course for redevelopment into a resort and residential community. The re-development will include 370 dwellings, whilst the golf course, central and leisure facilities are to be on-sold to specialist operators.

9. Other assets

	31 Dec 2004 $m	31 Dec 2003 $m	31 Dec 2004 $m	31 Dec 2003 $m
Deposits				
Deposits at cost - Sunshine Plaza	-	74.6	-	74.6
Loans to Associates				
Lend Lease (Twin Waters) Pty Limited	16.5	16.7	-	-
Lend Lease GPT (Rouse Hill) Pty Limited	8.1	2.9	-	-
	24.6	19.6	-	-
Loans to Voyages Hotels & Resorts Pty Limited				
Working Capital Loan	18.5	10.9	-	-
Acquisition Loan	48.1	-	48.1	-
	66.6	10.9	48.1	-
Leasing Costs				
Leasing costs at cost	5.3	-	3.1	-
Less accumulated amortisation	(0.5)	-	(0.3)	-
	4.8	-	2.8	-
	96.0	105.1	50.9	74.6

Reconciliation

Reconciliations of the carrying amounts of other assets at the beginning and end of the current and previous financial year are set out below.

	31 Dec 2004 $m	31 Dec 2003 $m	31 Dec 2004 $m	31 Dec 2003 $m
Carrying amount at start of the financial year	105.1	88.8	74.6	70.0
Additions / (Repayments) to Deposits	(74.6)	4.6	(74.6)	4.6
Additions to Loans to Associates	5.0	19.6	-	-
Additions / (Repayments) to Loans to Voyages Hotels & Resorts Pty Limited	55.7	(7.9)		
Additions to Leasing Costs	4.8	-	2.8	-
Carrying amount at end of the financial year	96.0	105.1	2.8	74.6

The Sunshine Plaza JVIA with the Commonwealth Bank of Australia was terminated on 30 September 2004.

GPT has provided Voyages with a working capital loan which was drawn to $18.5 million at December 2004 and an acquisition loan of $48.1 million to fund its purchase of Brampton and Lizard Island Resorts. It is anticipated that GPT will acquire Brampton and Lizard Island Resorts from Voyages in 2005 and Voyages will repay the acquisition loan at that time.

10. Payables - Current

	31 Dec 2004 $m	31 Dec 2003 $m	31 Dec 2004 $m	31 Dec 2003 $m
Trade creditors	180.8	135.4	80.2	66.8
Creditors - other	3.0	3.3	2.1	1.3
- related party	0.1	2.2	0.1	2.2
Loans from controlled entities	-	-	-	26.5
Responsible Entity's fee	8.2	6.4	4.9	4.1
	192.1	147.3	87.3	100.9

Notes to Financial Statements

	Consolidated		GPT	
	31 Dec 2004 $m	31 Dec 2003 $m	31 Dec 2004 $m	31 Dec 2003 $m
11. Interest bearing liabilities - Current				
Short and Medium Term Notes (refer Note 1(e) and Note 20)	940.0	775.0	940.0	775.0
Commercial Bills (refer Note 1(e) and Note 20)	131.6	-	130.0	-
	1,071.6	775.0	1,070.0	775.0
12. Provisions				
Distributions payable	112.9	105.3	112.9	105.3
13. Interest bearing liabilities - Non-current				
Medium Term Notes (refer Note 1(e) and Note 20)	1,502.0	1,227.0	1,502.0	1,227.0
CPI Coupon Indexed Bonds	125.0	125.0	125.0	125.0
	1,627.0	1,352.0	1,627.0	1,352.0
14. Contributed equity				
2,016,716,610 (Dec 2003: 1,949,716,610) units	4,598.5	4,400.8		

Movements in units at issue price

	Consolidated 31 Dec 2004	
	Number of Units millions	Amount at Issue Price $m
Balance at the beginning of the financial year	1,949.7	4,400.8
New issues:		
Private placement		
Proceeds from issue of units (net of transaction costs)	67.0	200.3
Less: distribution entitlement relating to pre issue		(2.6)
Balance at the end of the financial year	2,016.7	4,598.5

On 2 April 2004, 67 million units were issued via a private placement to raise $203 million. Units were allotted on 8 April 2004 at $3.03 under the placement, representing a 1.5% discount to 3 day volume weighted average (VWAP) of $3.077. The units were entitled to the full March 2004 quarter distribution and subsequent distributions.

	Consolidated 31 Dec 2003	
	Number of Units millions	Amount at Issue Price $m
Balance at the beginning of the financial year	1,949.7	4,400.8
New issues:	-	-
Balance at the end of the financial year	1,949.7	4,400.8

Ordinary Units

Ordinary units entitle the holder to participate in distributions and the proceeds on winding up of the Trust in proportion to the number of and amounts paid on the units held.

On a show of hands every holder of ordinary units present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each unit is entitled to one vote.

Notes to Financial Statements

	Consolidated		GPT	
	31 Dec 2004 $m	31 Dec 2003 $m	31 Dec 2004 $m	31 Dec 2003 $m

15. Asset revaluation reserve

Nature and purpose of reserve

Asset revaluation reserve
The asset revaluation reserve is used to record increments and decrements on the revaluation of non-current assets, as described in accounting policy Note 1(d). The reserve is predominantly comprised of unrealised gains resulting from the revaluation of the Trust's property investments. The balance, or any part of the balance, standing to the credit of the reserve may be transferred to the Trust's distributions. During the financial year $15.6 million (Dec 2003: $Nil) was transferred to distributions.

	Consolidated 31 Dec 2004 $m	Consolidated 31 Dec 2003 $m	GPT 31 Dec 2004 $m	GPT 31 Dec 2003 $m
Balance at the beginning of the financial year	907.1	672.1	907.1	672.1
Increases/(decreases):				
Directly held investment properties				
Citi-West Business Estate	-	(1.9)	-	(1.9)
Australia Square	(9.3)	-	(9.3)	-
Bonner House	2.9	1.7	2.9	1.7
Borec House	-	0.1	-	0.1
11 Grand Ave, Camelia	-	2.1	-	2.1
Casuarina Square	61.4	-	61.4	-
Charlestown Square	53.6	51.5	53.6	51.5
Charlestown Convenience Centre	-	(0.1)	-	(0.1)
Dandenong Plaza	-	2.0	-	2.0
Erina Fair	33.9	24.3	33.9	24.3
15 Berry Street, Granville	-	0.8	-	0.8
19 Berry Street, Granville	-	1.6	-	1.6
MLC Centre	(22.5)	-	(22.5)	-
Penrith Plaza	129.2	17.7	129.2	17.7
Plaza Parade	(1.0)	0.4	(1.0)	0.4
Riley Square	-	0.2	-	0.2
Quad 1, Homebush	1.0	-	1.0	-
Quad 2, Homebush	2.9	-	2.9	-
Sunshine Plaza	41.0	4.6	41.0	4.6
Woden Plaza	90.8	31.0	90.8	31.0
Reserves attributable to controlled entities				
Ayers Rock Resort	10.2	-	-	-
Wildman River	(0.5)	-	-	-
Carlingford Court	21.2	-	-	-
Chirnside Park	33.5	10.4	-	-
Wollongong Central	33.3	20.0	-	-
Floreat Forum	(0.7)	-	-	-
Forestway Shopping Centre	11.7	-	-	-
Macarthur Square	40.4	18.4	-	-
Melbourne Central	(3.5)	-	-	-
Parkmore Shopping Centre	42.9	-	-	-
Homemaker City Bankstown	-	4.4	-	-
Homemaker City Cannon Hill	-	1.2	-	-
Castle Hill Homemaker City	(6.4)	-	-	-
Homemaker City Fortitude Valley	-	0.5	-	-
Homemaker City Jindalee	6.9	6.2	-	-
Homemaker City Maribymong	-	8.7	-	-
IKEA Building, Prospect	-	0.5	-	-
Springwood Homemaker City	(4.0)	-	-	-
10 & 12 Mort Street	-	(1.0)	-	-
530 Collins Street & 120 King Street	-	(3.2)	-	-
179 Elizabeth Street	-	10.1	-	-
HSBC Centre, 580 George St	2.3	-	-	-
The National, Stage 1	7.3	-	-	-
The National, Stage 2	5.1	-	-	-
GEM Trusts	-	-	190.0	76.2
GPT Hotel Trust	-	-	9.7	-

Notes to Financial Statements

	Consolidated		GPT	
	31 Dec 2004 $m	31 Dec 2003 $m	31 Dec 2004 $m	31 Dec 2003 $m

15. Asset revaluation reserve (Continued)

	31 Dec 2004 $m	31 Dec 2003 $m	31 Dec 2004 $m	31 Dec 2003 $m
Reserves attributable to Associates				
Brisbane Transit Centre	4.0	-	4.0	-
Darling Park	(9.5)	(7.7)	(9.5)	(7.7)
Erina Fair	17.0	12.1	17.0	12.1
1 Farrer Place	(4.0)	-	(4.0)	-
Horton Parade/Maroochydore Superstore	3.7	0.2	3.7	0.2
Citigroup Centre	-	18.2	-	18.2
Net increase in valuations	594.8	235.0	594.8	235.0
Transfer (to) / from Distribution:				
Net book profit on sale of IKEA Building, Prospect	0.9	-	0.9	-
Costs associated with merger proposals	(16.5)	-	(16.5)	-
Net transfer to Distribution	(15.6)	-	(15.6)	-
Balance at the end of the financial year	1,486.3	907.1	1,486.3	907.1

16. Total equity

	31 Dec 2004 $m	31 Dec 2003 $m	31 Dec 2004 $m	31 Dec 2003 $m
This represents amounts subscribed for units and options together with total reserves resulting in a net tangible asset backing of $3.02 (Dec 2003:$2.73) per unit based on the number of GPT current units.	6,093.4	5,315.5	6,093.4	5,315.5

17. Notes to the Statement of Cash Flows

(a) **Reconciliation of net operating income to net cash provided by operating activities**

	31 Dec 2004 $m	31 Dec 2003 $m	31 Dec 2004 $m	31 Dec 2003 $m
Net operating income	426.4	420.2	426.4	420.2
Loss/(gain) on disposal of properties	(0.9)	-	-	-
Amortisation of leasing fees	0.5	-	0.3	0
Net decrease in provisions:				
Provision for doubtful debts	-	-	(0.2)	0.3
Interest capitalised	(20.3)	(17.6)	(20.3)	(17.6)
Net cash provided by operating activities before changes in assets and liabilities	405.7	402.6	406.2	402.9
Responsible Entity's fee	1.8	(2.2)	0.8	(1.8)
(Increase)/decrease in receivables	(12.7)	9.4	(3.3)	9.7
Increase/(decrease) in payables	(4.7)	(13.1)	12.5	6.0
Net cash provided by operating activities	390.1	396.7	416.2	416.8

(b) **Reconciliation of Cash**

	31 Dec 2004 $m	31 Dec 2003 $m	31 Dec 2004 $m	31 Dec 2003 $m
Disclosed in Statement of Financial Position as:				
Cash	50.9	44.0	45.2	42.5

18. Earnings per unit

	31 Dec 2004	31 Dec 2003
Basic earnings per unit - (cents) (Net operating income including book profits divided by weighted average number of units)	21.3	21.6
Basic earnings per unit - (cents) (Net operating income excluding book profits and costs associated with merger proposals divided by weighted average number of units)	22.0	21.6
Weighted average number of ordinary units on issue during the reporting period used in the calculation of basic earnings per unit - (millions)	2,004.8	1,949.7

Notes to Financial Statements

		Consolidated	
		31 Dec 2004	31 Dec 2003
		$m	$m

19. Investments in controlled entities and Associates

Name of Entity	Interest %	Contribution to net operating income	
Parent entity			
General Property Trust		73.6	121.9
Controlled entities			
GPT Hotel Trust	100	-	-
Ayers Rock Resort Trust	100	42.5	33.2
GPT Hotel (Darling Harbour) Trust	100	14.4	13.3
GPT Industrial Trust (formerly known as Wales House Trust)	100	-	-
GPT Industrial (Somerton) Trust	100	2.4	-
GPT Pty Limited	100	-	-
GPT Residential Trust (formerly GPT Office Trust)	100	-	-
GPT Residential (Rouse Hill) Trust	100	0.4	-
GPT Residential (Twin Waters) Trust	100	1.3	-
GPT Subsidiary Holding Trust	100	-	-
GEM Retail Property Trust	100	62.7	61.5
Homemaker Retail Property Trust	100	35.0	32.0
Whitnall Pty Ltd	100	-	-
GEM Commercial Property Trust	100	(1.7)	1.4
Growth Equities 530 Collins Street Trust	100	24.7	24.4
Growth Equities 580 George Street Trust	100	17.7	16.9
New Property Investment Trust No. 1	100	5.6	5.5
GEM Allendale Trust	100	-	-
GPT Victoria Harbour No 1B Trust	100	-	-
GPT Victoria Harbour No 1A Trust	100	10.7	2.1
GPT Victoria Harbour No 2B Trust	100	-	-
GPT Victoria Harbour No 2A Trust	100	5.6	-
Melbourne Central Holdings Pty Ltd	100	-	-
Melbourne Central Unit Trust	100	43.2	44.3
Melbourne Central Custodian Pty Ltd	100	-	-
		264.5	234.6
Associates			
Erina Property Trust	50	7.5	4.8
Darling Park Trust	50	22.2	19.4
Darling Park Property Trust	50	14.3	14.1
1 Farrer Place Trust	50	16.2	0.6
Horton Trust	50	1.2	1.0
Roma Street Trust	50	5.1	5.1
Lend Lease GPT (Rouse Hill) Pty Limited	49	-	-
Lend Lease Twin Waters Resort Pty Limited	49	1.2	0.1
2 Park Street Trust	50	20.1	19.5
161 Sussex St Pty Limited	40	0.5	(0.9)
		88.3	63.7
		426.4	420.2

All equity interests, as described in Note 6, issued by GPT and its controlled entities are ordinary interests.

All Associates have a reporting period of 30 June, except for Horton Trust and 161 Sussex St Pty Limited which have a reporting period of 31 December.

Notes to Financial Statements

	Consolidated	
	31 Dec 2004 $m	31 Dec 2003 $m
19. Investments in controlled entities and Associates (Continued)		
Reserves attributable to Associates		
Asset revaluation reserve		
Balance at the beginning of the financial year	56.3	33.5
Revaluations during the financial year	11.2	22.8
Balance at the end of the financial year	67.5	56.3
Movements in carrying amount of investments in Associates		
Carrying amount of investments at the beginning of the financial year	1,209.3	882.9
Net operating income attributable to associates	88.3	63.7
Less: Distributions received/receivable	(88.3)	(63.7)
Incidental costs on acquisition	-	-
Issue of equity	19.0	303.6
Redemption of equity	-	-
Share of movements in asset revaluation reserve	11.2	22.8
Carrying amount of investments at the end of the financial year	1,239.5	1,209.3
Summary of the financial position of Associates		
The recognised amounts of aggregate assets and liabilities of associates are:		
Assets	1,294.3	1,248.9
Liabilities	(54.8)	(40.6)
Share of net assets of Associates	1,239.5	1,208.3
Incidental costs on acquisition prior to latest revaluation of Associates' assets	-	1.0
Carrying amount of investments at the end of the financial year	1,239.5	1,209.3

Share of Associates' capital expenditure commitments - refer Note 7

Share of Associates' financing facilities - refer Note 6

	Consolidated	
	31 Dec 2004	31 Dec 2003
	$m	$m

20. Finance facilities

Bank stand-by facilities	400.0	400.0

The Trust has stand-by facilities of $400 million (Dec 2003: $400 million) to provide liquidity backup for the Short Term/Medium Term Note Programme which were not utilised at balance date. $200 million matures on 30 April 2005 and a further $200 million matures on 22 May 2005. It is anticipated that it will be possible to extend all facilities.

Short Term Note / Medium Term Note Programme

The Short Term/Medium Term Note Programme ('the Programme') is a revolving, non-underwritten, debt programme. The Programme provides flexible short term and medium term funding to enable the Trust to fund commitments and to act promptly on investment opportunities. The Programme can be terminated at the discretion of the Trust and is unsecured. The value of the notes issued under the Programme is limited by the Trust constitution. The constitution limits the amount of debt to no more than 40% of the total assets. At 31 December 2004 the percentage of debt to total assets is 29.7%. The Trust issued $250 million 18 month callable Medium Term Notes in August 2004 which the Trust may call and cancel after 6 months or investors may call if GPT is downgraded to a 'BBB+' or lower.

Maximum amount of Short Term Notes on issue during the financial year	790.0	595.0
Amount of Short Term Notes outstanding at the end of the financial year	615.0	595.0
Maximum amount of Medium Term Notes on issue during the financial year	1,827.0	1,407.0
Amount of Medium Term Notes outstanding at the end of the financial year	1,827.0	1,407.0

Commercial Bills

On 28 July 2004, the Trust obtained a $500 million Bridging Finance Facility which will expire on 28 July 2005. As at 31 December 2004, $130 million has been drawn down.

On 7 September 2004, the General Property Trust / Austrak Joint Venture obtained a $5 million (GPT's Share $2.5 million) Bill Facility to fund the capital expenditure requirements of Austrak Business Park, Somerton. This facility is secured by a mortgage over Austrak Business Park, Somerton. As at 31 December 2004, $3.2 million (GPT's Share $1.6 million) has been drawn down.

CPI Coupon Indexed Bonds

On 10 December 1999, the Trust issued CPI Coupon Indexed Bonds totalling $125 million. The securities will expire on 10 December 2029 and have a current coupon of 6.95%. The coupon compounds quarterly at the rate of CPI.

Finance Facilities as at 31 December 2004

					FIXED INTEREST MATURING IN		
	Notes	Total	Non-interest bearing	Floating interest rate	1 year or less	Over 1 year to 5 years	More than 5 years
		$m	$m	$m	$m	$m	$m
Financial assets							
Cash and deposits		50.9	-	50.9	-	-	-
Receivables	4	58.9	58.9	-	-	-	-
		109.8	58.9	50.9	-	-	-
Weighted average interest rate				5.2%			
Financial liabilities							
Interest bearing liabilities	11,13	2,698.6	-	1,778.6	100.0	620.0	200.0
Trade and other payables	10	192.1	192.1	-	-	-	-
Interest rate swaps		-	-	(1,475.0)	(50.0)	1,345.0	180.0
Forward start interest rate swaps		(1,100.0)	-	-	(450.0)	(650.0)	-
Forward start interest rate swap maturities		1,100.0	-	-	50.0	350.0	700.0
		2,890.7	192.1	303.6	(350.0)	1,665.0	1,080.0
Weighted average interest rate				5.8%	4.7%	5.7%	5.6%
Net financial liabilities		(2,780.9)	(133.2)	(252.7)	350.0	(1,665.0)	(1,080.0)

Unrealised losses on interest rate swaps totalling $15.5 million (Dec 2003: $3.8 million unrealised losses) have not been recognised in the financial statements as it is intended the Trust will retain these swaps to maturity.

The net fair value of all other financial assets and liabilities approximates their carrying value.

Notes to Financial Statements

20. Finance facilities (Continued)

Finance facilities as at 31 December 2003

	Notes	Total	Non-Interest bearing	Floating interest rate	FIXED INTEREST MATURING IN 1 year or less	Over 1 year to 5 years	More than 5 years
		$m	$m	$m	$m	$m	$m
Financial assets							
Cash and deposits		44.0	-	44.0	-	-	-
Receivables	4	46.0	46.0	-	-	-	-
		90.0	46.0	44.0	-	-	-
Weighted average interest rate				4.8%			
Financial liabilities							
Interest bearing liabilities	11, 13	2,127.0	-	1,217.0	100.0	610.0	200.0
Trade and other payables	10	147.3	147.3	-	-	-	-
Interest rate swaps		-	-	(730.0)	190.0	640.0	(100.0)
Forward start interest rate swaps		(435.0)	-	-	(285.0)	(100.0)	(50.0)
Forward start interest rate swap maturities		435.0	-	-	-	185.0	250.0
		2,274.3	147.3	487.0	5.0	1,335.0	300.0
Weighted average interest rate				5.7%	5.7%	5.9%	6.5%
Net financial liabilities		(2,184.3)	(101.3)	(443.0)	(5.0)	(1,335.0)	(300.0)

Notes to Financial Statements
Year ended 31 December 2004

	Retail $m	Office $m	Industrial $m	Hotel and Tourism $m	Masterplanned Urban Communities $m	Consolidated $m
21. Segment information						
Primary reporting - business segments						
Year ended 31 December 2004						
Total segment revenue	403.2	198.1	27.3	60.4	1.6	690.6
Share of net profit of Associates	8.7	77.3	-	1.1	1.2	88.3
Unallocated revenue						1.9
Revenue from ordinary activities						780.8
Segment result	288.5	225.7	23.0	61.7	2.8	601.7
Responsible Entity's fee and other						(40.1)
Borrowing costs						(118.7)
Costs associated with merger proposals						(16.5)
Net operating income						426.4
Segment assets	4,772.2	3,092.6	330.6	725.9	36.1	8,957.4
Unallocated assets						139.6
Total assets						9,097.0
Segment liabilities	113.8	33.6	3.5	8.3	0.1	159.3
Unallocated liabilities						2,844.3
Total liabilities						3,003.6
Investments in Associates	146.2	1,047.8	-	9.4	36.1	1,239.5
Additions to investment properties	369.2	228.5	34.1	180.3	-	812.1
Additions included in shares to Associates and other assets	-	-	-	55.7	10.0	65.7
Year ended 31 December 2003						
Total segment revenue	359.8	182.4	21.7	48.0	-	611.9
Share of net profit of Associates	5.8	58.5	-	(0.7)	0.1	63.7
Unallocated revenue						46.0
Revenue from ordinary activities						721.6
Segment result	266.7	195.2	18.5	47.0	0.1	527.5
Responsible Entity's fee and other						(27.1)
Borrowing costs						(80.2)
Net operating income						420.2
Segment assets	3,817.9	2,971.7	292.5	534.3	26.2	7,642.6
Unallocated assets						52.5
Total assets						7,695.1
Segment liabilities	68.5	49.9	4.8	4.0	-	127.2
Unallocated liabilities						2,252.4
Total liabilities						2,379.6
Investments in Associates	124.5	1,050.5	-	8.2	26.1	1,209.3
Additions to investment properties	201.0	419.8	83.1	30.7	-	734.6
Additions included in shares to Associates and other assets	-	-	-	-	26.1	26.1

22. Transactions with Lend Lease Group

The Responsible Entity of the Trust is GPT Management Limited, a wholly owned subsidiary of Lend Lease Corporation Limited.

Details of the Responsible Entity's fee are disclosed in Note 3. The Responsible Entity's immediate and ultimate holding company is Lend Lease Corporation Limited.

All dealings between the Trust and Lend Lease Corporation Limited and its controlled entities and related parties ('Lend Lease') are on normal commercial terms and conditions and material dealings are reviewed by the Audit and Risk Management Committee. All contracts are subject to commercial appraisal, on a basis acceptable to the Responsible Entity, by an external valuer or a qualified external party approved by the Responsible Entity.

The following transactions have taken place with the Lend Lease Group during the financial year:

	Consolidated		GPT	
	31 Dec 2004 $m	31 Dec 2003 $m	31 Dec 2004 $m	31 Dec 2003 $m
Capital expenditure in relation to contracts for development, refurbishment and upgrades.	256.9	242.0	105.6	127.4
Purchase of Darling Park Stage 3	30.0	0.9	-	0.9
Property management including property maintenance and insurance	30.0	28.0	16.9	15.1
Rental income from Lend Lease Group	5.7	8.2	5.7	8.2
Income guaranteed by Lend Lease under development and sale agreements	0.2	0.4	-	-
GPT's share of Associates Responsible Entity fee / (reimbursement)	(0.6)	1.6	-	-

Lend Lease Group companies or trusts managed by a Lend Lease Group company held units in the Trust at 30 June 2004 as follows:

	31 Dec 2004 Units	31 Dec 2003 Units
GPT Management Ltd as Trustee and Responsible Entity for the GPT Split Trust	20,832,742	22,109,712
Lend Lease Corporation Limited	17,300,373	-

23 Executives' & Directors' Disclosures

(a) Compensation Policy

Directors and Senior Executives

All GPT Management Limited directors, executives and employees are paid by Lend Lease Corporation. GPT Management Limited receives a fee for managing GPT.

Lend Lease's Compensation and Benefits Policy is determined by the Lend Lease Board's Personnel and Organisation Committee (P&O Committee). The policy is to reward Senior Executives with market competitive compensation and benefits, taking into account the performance of the individual, GPT and Lend Lease. In assessing these benchmarks, Lend Lease takes account of expert advice and the relevant external comparators in the real estate and related sectors.

Lend Lease's approach to executive compensation is to provide a balance of fixed and performance based cash elements with an emphasis on increasing 'at risk' compensation for Senior Executives and Executive Directors. Outlined below are the elements and the philosophy behind them.

Compensation paid by Lend Lease is designed to be appropriate and competitive on such issues as incentives, pensions, superannuation and other benefits.

Base Salary

Salaries are set at competitive levels, targeted at median against comparable companies, with annual reviews to reflect market conditions and personal performance. For guidance, the P&O Committee and various business based executives use information available in published job matched surveys of similar companies. As appropriate, they also commission surveys to supplement the published information. To ensure proper process is followed for all senior executives, all proposed packages for direct reports of the Lend Lease Executive Management Team members require prior approval from the Lend Lease Chief Executive Officer (CEO).

The salaries of the Executive Directors and Specified Executives are set by the P&O Committee. These are determined in July of each year. The Committee is assisted in this review by the Lend Lease Corporation CEO and the Head of Human Resources.

Short Term Incentives (STIs)

Annual bonus payments are based upon actual achievement measured against challenging financial, corporate and individual performance targets approved by the P&O Committee. Although the performance criteria are different for each executive, the principles are similar and involve assessment of performance across three areas:

- Financial – achievement of profitability, earnings, total shareholder return and other relevant financial targets;
- Personal – achievement of personal objectives related to specific non-financial business targets; and
- Environment, Health and Safety – a number of Senior Executives are also measured and rewarded according to the Group's performance on Environment, Health and Safety Key Performance Indicators and their personal commitment to them.

If the full target bonus is earned, annual cash compensation will normally reach the upper quartile of the relevant employment market. Annual bonuses may be awarded in a number of ways:

- Cash
- Shares or awards issued under Lend Lease Employee Share Plans (ESP).

Long Term Incentives (LTIs)

The current Long Term Incentives were introduced and approved by the Board in 1999 and updated and extended in 2001, 2002, 2003, and 2004.

LTI grants are normally made in July each year and are based on competitive remuneration practice. Grants also depend upon personal contribution and potential, and are designed to retain and motivate high performing and key executives. The LTIs are in the form of an Australian dollar figure 'grant', which is notionally 'invested' over time to deliver value depending on:

- whether the executive remains with the Group – if the executive resigns before vesting, the grant will lapse;
- whether performance hurdles are achieved over the plan period – if the hurdles are not achieved, the grant will lapse; and
- the performance of the Lend Lease share price – the value of the grant on maturity, assuming performance hurdles have been met, will be determined in part by the rise in the Lend Lease share price. Current plans have hurdles which require above median performance against a basket of Lend Lease's peer group companies (with 25% vesting at median performance rising to 100% at 75th percentile).

LTIs are a cash programme with payments made upon maturity if performance hurdles are met.

Under the 2001 and 2002 LTIs, a Senior Executive's initial dollar 'grant' is normally allocated equally, or otherwise at the discretion of the Senior Executive or Board, between:

- Performance Shares (PSs) – the value of these will rise or fall with the value of Lend Lease shares; and
- Share Appreciation Rights (SARs) – these are payable only if the price of Lend Lease shares at the date of maturity is higher than at the date of the grant. The Senior Executive will receive nothing in respect of these rights if the share price is lower than the price at the date of the grant.

23 Executives' & Directors' Disclosures (Continued)

(a) Compensation Policy (continued)

Long Term Incentives (LTIs) (continued)

For the purposes of the allocation, PSs are attributed a value equivalent to the Lend Lease share price at or about the date of the allocation, while SARs are valued at approximately one third of PSs, which reflects their greater risk profile.

Under the 2003 and 2004 LTI, the initial grant was made solely in PSs.

Retention Awards

When the Board believes that an employee is an outstanding performer and that Lend Lease Corporation and its shareholders will gain from incentivising him or her to remain with Lend Lease, a retention award may be made.

Superannuation/Pension Plans

Pension plan arrangements are in place. In the past, Senior Executives (and other employees) joined either a defined benefit or a defined contribution plan. Entry into all defined benefit plans has now ceased across the Group. All new Executive Directors and Senior Executives have the opportunity to join defined contribution plans.

Non Executive Directors

Compensation Policy

Directors' fees have been set at $60,000 per annum for each Director covering all GPT Management board duties. The Chairman's fees are two times the standard fees paid to a Director and the Chairman of the Audit & Risk Management Committee receives an additional $20,000 per annum. Other members of the Audit & Risk Management Committee receive $15,000 per annum. These Directors' fees are only payable to non executive directors other than Eric Goodwin, who receives remuneration from Lend Lease on a per diem basis under a separate consultancy agreement.

All Directors' fees are paid by GPT Management and not by GPT.

Peter Joseph, Malcolm Latham, Ken Moss and Elizabeth Nosworthy received additional amounts for the period from 24 May 2004 to 17 November 2004 of $180,000, $72,000, $60,000 and $60,000 respectively for considerable additional work undertaken in relation to the Lend Lease Corporation/GPT merger proposal. For the period from 6 August 2004, supplementary per diem fees of $2,000 have been paid to Mr Latham, Mr Moss and Ms Nosworthy, and $6,000 has been paid to Mr Joseph, for preparation for and attendance at each substantive meeting. Additional overseas travel time is paid at $2,000 per day.

Brian Norris is a non executive director of Lend Lease Real Estate Investments Limited and receives remuneration from Lend Lease in that capacity. Mr Norris is also entitled to a retirement benefit (2004: $208,967) from GPT Management equal to the total of the Director's fees paid to him during the three year period prior to his retirement. No other directors are entitled to retirement benefits.

23 Executives' & Directors' Disclosures (Continued)

(b) Remuneration Details

Details of the remuneration of the directors of GPT Management Limited and specified executives of GPT for the year ended 31 December 2004 are set out in the following tables:

	Primary				Post Employment		Equity	Other Benefits		Total
	Salary & Fees $	Short Term Incentive Bonus[3] $	Long Term Incentive Bonus $	Non Monetary $	Super-annuation $	Retirement Benefits $	ESP/Other $	Termination $	Prescribed $	Dec 2004 $
Specified Directors										
Executive Directors										
Non Continuing										
Ross Taylor (appointed 28 April 2004, retired 24 November 2004)[1]	426,100	450,917	259,501	3,733	39,650	0	18,941	0	0	1,198,842
	426,100	450,917	259,501	3,733	39,650	0	18,941	0	0	1,198,842
Non Executive Directors[2]										
Continuing										
Peter Joseph - Chairman	258,750									258,750
Eric Goodwin (appointed 24 November 2004)	4,000									4,000
Malcolm Latham	132,000									132,000
Ken Moss	140,000									140,000
Brian Norris	80,000									80,000
Elizabeth Nosworthy	135,000									135,000
	749,750	0	0	0	0	0	0	0	0	749,750
Non Continuing										
Richard Longes - Chairman (retired 24 November 2004)	110,000									110,000
	110,000	0	0	0	0	0	0	0	0	110,000
Total Specified Directors	1,285,850	450,917	259,501	3,733	39,650	0	18,941	0	0	2,058,592

1 Employed by Lend Lease Management Services Limited. Disclosure refers to the period of time served as a Director on the GPT Board. Bonuses and other payments have been pro-rated over this time unless earned directly within this period. Ross Taylor's primary role is in managing the Asia Pacific and Americas businesses for Lend Lease.

2 Salary and Fees for Non Executive Directors includes fees for attending, chairing and travelling to Board and Board Committee meetings.

3 All Short Term Incentive bonuses have been paid in cash and based upon the performance criteria as outlined in section 23a. Bonuses relate to the full year ended 30 June 2004, as the six months to 31 December 2004 is not determinable at reporting date.

	Primary				Post Employment	Equity	Other Benefits			Total
	Salary & Fees $	Short Term Incentive Bonus[1] $	Long Term Incentive Bonus $	Non Monetary $	Super-annuation $	ESP/Other $	Termination $	Prescribed $	Other $	Dec 2004 $
Specified Executives										
Continuing										
Nic Lyons - CEO	455,632	377,025	212,034	6,400	38,992	12,807	0	0	0	1,102,890
Michael O'Brien - Fund Manager	339,835	169,137	54,366	12,233	29,730	13,931	0	0	0	619,232
Kieran Pryke - CFO	259,253	91,599	25,497	6,400	22,441	10,405	0	0	0	415,595
Donna Byrne - Investor Relations and Marketing Manager	182,379	66,502	14,255	0	15,555	7,295	0	0	0	285,986
James Coyne - General Counsel and Secretary (appointed 1 July 2004)	108,970	28,806	0	75	8,233	4,362	0	0	0	150,446
	1,346,069	733,069	306,152	25,108	114,951	48,800	0	0	0	2,574,149
Non Continuing										
Michael Neilson - General Counsel and Secretary (retired 30 June 2004)	122,187	49,047	0	9,186	10,452	5,255	18,574	0	0	214,701
	122,187	49,047	0	9,186	10,452	5,255	18,574	0	0	214,701
Total Specified Executives	1,468,256	782,116	306,152	34,294	125,403	54,055	18,574	0	0	2,788,850

1 All Short Term Incentive bonuses have been paid in cash and based upon the performance criteria as outlined in section 23a. Bonuses relate to the full year ended 30 June 2004, as the six months to 31 December 2004 is not determinable at reporting date.

23 Executives' & Directors' Disclosures (Continued)

(c) Long Term Incentives

Performance Shares (PS), Retention Shares and Stock Appreciation Rights (SAR) Year Ended 31 December 2004

	Service Criteria	Performance Criteria	Incentive Granted[1]	Grant Date	Expiry or Exercise Date	Exercise Price[2] $	Number Granted	Award Value at Grant Date $
Specified Executives								
Nic Lyons	Criteria 1	Criteria 2	PS	July 2003	June 2006	N/A	23,816	203,520
	Criteria 1	Criteria 2	PS	July 2004	June 2007	N/A	41,477	428,395
Michael O'Brien	Criteria 1	Criteria 2	PS	July 2003	June 2006	N/A	7,723	65,997
Kieran Pryke	Criteria 1	Criteria 3	LLC	July 2002	June 2005	N/A	3,987	41,864
	Criteria 1	Criteria 3	SAR	July 2002	June 2005	10.50	13,955	41,864
Donna Byrne	Criteria 1	Criteria 3	LLC	July 2002	June 2005	N/A	2,229	23,405
	Criteria 1	Criteria 3	SAR	July 2002	June 2005	10.50	7,802	23,405
James Coyne	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

1 Performance Shares (PS), Retention Shares (LLC) or Stock Appreciation Rights (SAR).
2 Performance and Retention shares do not have an exercise price, as they are paid out at the share price at exercise date.
Ross Taylor is not included due to retiring from the Board 24 November 2004.

Criteria 1: Forfeiture on resignation or termination. Pro-rata on other service cessation.
Criteria 2: Total Shareholder Return (TSR) of Lend Lease Corporation Shares at or above median when compared to the TSR for 18 comparator organisations.
Criteria 3: Dependent upon the executive remaining with Lend Lease until the vesting date.

(d) Equity Holdings and Transactions

GPT Unitholdings Year Ended 31 December 2004

	Units Held 1 Jan 2004	Units Received as Remuneration	Other Net Change to Units	Units Held 31 Dec 2004
Non Executive Directors				
Peter Joseph	50,000			50,000
Eric Goodwin (appointed 24 November 2004)	Nil			Nil
Malcolm Latham	13,195			13,195
Richard Longes (retired 24 November 2004)[1]	15,702			N/A
Ken Moss	25,000			25,000
Brian Norris	4,097			4,097
Elizabeth Nosworthy	5,000			5,000
Specified Executives				
Nic Lyons	Nil			Nil
Michael O'Brien	Nil			Nil
Kieran Pryke	53			53
Donna Byrne	10,000		(10,000)	Nil
James Coyne	Nil			Nil
Michael Neilson (retired 30 June 2004)[1]	Nil			N/A
	123,047	0	(10,000)	97,345

1 Holding not disclosed as at 31 December 2004 due to retirement from the board during the year.
Ross Taylor's holdings have not been disclosed due to his period of service on the Board falling during the 2004 year.

(e) Service Agreements

Specified Executive Directors and Executives
The major provisions of the service agreements held with the specified Executive Directors and Executives are as follows:
- there are no fixed terms of agreement;
- standard notice periods apply;
- remuneration is reviewed annually. Refer to Note 23a for further details and conditions;
- executives are eligible for STIs. Refer to Note 23a for further details and conditions;
- executives are eligible for LTIs. Refer to Notes 23a and 23c for further details and conditions;
- Unless otherwise stated termination payment includes base salary for remainder of notice period not served (up to 12 months), pro-rated STI entitlements and LTI entitlements per LTI rules.

Specified Non Executive Directors
Independent Directors are endorsed by Unitholders upon appointment and every three years thereafter.

24. International Financial Reporting Standards

The Trust will prepare its audited financial statements for the half year ending 30 June 2005 and the year ending 31 December 2005 in compliance with Australian equivalents to International Financial Reporting Standards (IFRS). The financial statements for 2004 will be the last annual financial statements to be prepared according to Australian generally accepted accounting practices (AGAAP). The financial statements for the half year ending 30 June 2005 and the year ending 31 December 2005 will include comparative amounts that have been restated to comply with the Australian equivalents to IFRS. Most adjustments required on transition to IFRS will be made retrospectively against opening retained earnings on 1 January 2004.

GPT Management Limited, the Responsible Entity of the Trust, started a project to address IFRS conversion in early March 2003, under the management of its Chief Financial Officer. IFRS training of personnel has been initiated and will continue during 2005. The differences between AGAAP and IFRS identified to date as potentially having a significant effect on GPT's financial performance and financial position are summarised below.

Investment properties *Initial impact on retained earnings at 1 January 2004* *Volatility in future earnings*	Investment properties will continue to be measured at fair value however, movements in fair value will be recognised in the Statement of Financial Performance instead of being recorded directly in equity. Certain real estate investments currently classed as investment property, such as properties under construction, may not meet the IFRS definition of investment property. Therefore, a separate class of assets may be shown on the Statement of Financial Position.
Lease incentives *Initial impact on retained earnings at 1 January 2004* *May change the timing on the recognition of lease rental income*	GPT will recognise the aggregate cost of incentives in the form of cash, rent free periods or lessee owned fitout as a reduction of rental income over the lease term on a straight line basis unless another systematic basis is representative of the time pattern over which the benefit of the leased asset is diminished.
Lease rental income *Initial impact on retained earnings at 1 January 2004* *May change the timing on the recognition of lease rental income*	GPT may be required to recognise rental income under leases which contain fixed increases (even if those fixed increases are a proxy for CPI) on a straight line basis unless another systematic basis is representative of the time pattern over which the benefit of the leased asset is diminished.
Units on issue *Initial impact on balance sheet at 1 January 2004* *Units may be reclassified as debt*	Units on issue may be classed as debt under the new definition of financial liability. This arises because GPT has a fixed life of 80 years from the date of establishment under its Trust Deed even though that life can be extended.
Hedging *Initial impact on retained earnings at 1 January 2005* *Volatility in future earnings* *New assets and liabilities recognised*	GPT currently uses derivative contracts to economically hedge exposures to interest rates. Under current Australian Accounting Standards, all derivative contracts are accounted for as hedges. Under IFRS, all derivative contracts, whether used for hedging purposes or not, will be required to be carried on the statement of financial position at fair value. For derivative contracts that do not qualify for hedge accounting GPT will be required to recognise any subsequent changes in fair value in the statement of financial performance. In order to qualify for hedge accounting strict requirements over hedge designation, documentation and effectiveness must be satisfied. Derivative contracts that qualify for hedge accounting will be accounted for as cash flow or fair value hedges. Cash flow hedges are measured at fair value with changes in fair value recorded in equity, to the extent that the hedge is deemed effective, until the hedged transaction occurs. Any ineffective portion is recorded in the statement of financial performance immediately. Fair value hedges are measured at fair value with changes in fair value recorded in the statement of financial performance. Any offsetting changes in fair value of the designated hedged item are also recorded in the statement of financial performance.
Accounting policies	Changes in accounting policies will be recognised by restating comparatives rather than making current year adjustments with note disclosure of prior year effects.

24. International Financial Reporting Standards (Continued)

The differences described above should not be regarded as a complete list of changes in accounting policies that will result from the transition to IFRS. Regulatory bodies that promulgate AGAAP and IFRS have significant ongoing projects that could affect the differences between AGAAP and IFRS described above and the impact of these differences relative to the entity's financial reports in the future. For these reasons it is not yet possible to quantify the impact of the transition to IFRS on the Group's financial position and reported results.

While the application of IFRS may introduce volatility into GPT's reported results this will not affect GPT's cash position or the distributions that it pays to unitholders. In April 2004, unitholders approved an amendment to the GPT Constitution which enables GPT to continue to distribute underlying earnings rather than its accounting income as determined under IFRS.

25. Matters subsequent to the end of the financial year

Takeover Proposal from Stockland

On 8th November 2004, the Stockland Group announced an unsolicited takeover offer for GPT, the offer is subject to a number of conditions. As at 10th February 2005 Stockland had received acceptances of less than 0.9% of GPT units and has extended the time for acceptance of its offer to 4th March 2005.

26. Other Information

Commencement date of the Trust

The Trust was constituted on 27 November 1970.

Life of the Trust

The Trust ends on the earlier of: the 80th anniversary of the date of its establishment; the date determined by GPT Management as the date on which the Trust is to be terminated; and the date on which the Trust is terminated under GPT Constitution or by law.

The principal activities of the Trust

GPT was established to provide a vehicle for investors to own a share in a diversified portfolio of Australian property. During the financial year the Trust principally invested in property investments.

Policies for investments and borrowings by the Trust

The Trust invests in investment grade property to achieve income combined with the opportunity for capital growth for investors over a period of years. Investments in land and buildings are purchased at independent valuation plus acquisition costs. Investments in refurbishments and upgrades are at cost.

Deposits made under development agreements are at normal commercial money market terms.

Under the terms of the Trust Constitution, the Trust may borrow money unsecured or secured by the investments of the Trust. Trust borrowings at 31 December 2004 totalled $2,698.6 million which is approximately 29.7% (Dec 2003: 27.6%) of total assets. This is within GPT's current policy range of 20-30% of total assets.

Property jointly owned

Retail

Erina Fair is owned 50% by the Trust, through its interest in the property and its 50% interest in Erina Property Trust. The other 50% is owned by Lend Lease Real Estate Investments Limited ('LLREI'), on behalf of the Unitholders in the Australian Prime Property Fund Retail ('APPFR').

Macarthur Square is owned 50% by the Trust. The remaining 50% of Macarthur Square is held by LLREI on behalf of the Unitholders in the APPFR.

The Trust and LLREI have an equal interest in Sunshine Plaza. LLREI holds the interest on behalf of the Unitholders in the APPFR.

Horton Parade and the Maroochydore Superstore Plaza are owned 50% by the Trust through its 50% interest in Horton Trust. The remaining 50% of Horton Trust is held by LLREI on behalf of the Unitholders in the APPFR.

Plaza Parade in Maroochydore is owned 50% by the Trust. The remaining 50% of Plaza Parade is held by LLREI on behalf of the Unitholders in the APPFR.

26. Other Information (Continued)

Property jointly owned (continued)

Office

Australia Square is owned 50% by the Trust. The remaining 50% is owned by Paladin Australia Limited on behalf of the Unitholders in the Deutsche Office Trust.

The Trust has a 50% interest in Stage 1 and 2 and Cockle Bay Wharf of the Darling Park Complex. This interest comprises a 50% interest in the Darling Park Trust (through GEM Commercial Property Trust) which holds a 60% interest in the Complex and a 50% interest in Darling Park Property Trust (through GEM Commercial Property Trust) which holds a 40% interest in the Complex. An additional 50% interest in the Complex is held by funds comprising the remaining 50% interest in the Darling Park Trust owned by the Onyx Property Group; and the remaining 50% interest in Darling Park Property Trust is owned by AMP Capital Investors Limited on behalf of the AMP Wholesale Office Fund.

The MLC Centre is owned 50% by the Trust. The remaining 50% is owned by Queensland Investment Corporation.

Citigroup Centre is owned 50% by the Trust. The remaining 50% is owned by Macquarie Office Management Limited on behalf of the Unitholders in the Macquarie Office Trust.

1 Farrer Place is owned 50% by the 1 Farrer Place Trust, of which GPT has a 50% interest and the other 50% being owned by LLREI on behalf of the Unitholders in the Australian Prime Property Fund Commercial ('APPFC'). The remaining 50% is owned by Deutsche Asset Management (Australia) Limited on behalf of the Unitholders of Deutsche Office Trust.

Industrial

The Austrak Business Park is owned 50% by GPT (through the GPT Industrial Trust) with the remaining 50% being owned by Austrak AFM Pty Ltd.

Mixed

The Brisbane Transit Centre is owned by the Roma Street Trust. Roma Street Trust and the B Class shares of Roma Street Operations Pty Limited are owned 50% by the Trust. The remaining 50% interest in Roma Street Trust is held by LLREI on behalf of the Unitholders of APPFC.

Hotel & Tourism

The Trust owns a 40% interest in the assets of 161 Sussex Street Pty Limited. The remaining 60% interest is held by Starwood Pacific Hotels Pty Limited.

Masterplanned Urban Communities

The Trust has a 49% interest in the Twin Waters Resort (through the GPT Residential (Twin Waters) Trust. The remaining interest is held by Lend Lease Development Pty Limited.

The Trust has a 49% interest in the residential and communities facilities components of the Rouse Hill Regional Centre project (through the GPT Residential (Rouse Hill) Trust. The remaining interest is held by Lend Lease Development Pty Limited.

Buy-back arrangement

As the Trust is listed buy-back arrangements are not required.

Bonus issues

No bonus issues were made during the year.

Directors' Declaration

The directors of the Responsible Entity declare that the financial statements and notes of the Trust and its controlled entities (the consolidated entity) set out on pages 9 to 39:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements and

(b) give a true and fair view of the Trust and the consolidated entity's financial position as at 31 December 2004, and of their performance as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001, and

(b) there are reasonable grounds to believe that the Trust will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.





Director

Director

GPT Management Limited

Sydney
February 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the unitholders of General Property Trust

Matters relating to the electronic presentation of the audited financial report

This audit report relates to the financial report of General Property Trust (the trust) for the financial year ended 31 December 2004 included on General Property Trust's web site. The directors of GPT Management Limited (the responsible entity) are responsible for the integrity of the General Property Trust web site. We have not been engaged to report on the integrity of this web site. The audit report refers only to the financial report identified below. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the audited financial report to confirm the information included in the audited financial report presented on this web site.

Audit opinion

In our opinion, the financial report of General Property Trust:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of General Property Trust and the General Property Trust Group (defined below) as at 31 December 2004, and of their performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both General Property Trust (the trust) and the General Property Trust Group (the consolidated entity), for the year ended 31 December 2004. The consolidated entity comprises both the trust and the entities it controlled during that year.

The directors of GPT Management Limited (the responsible entity) are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Liability is limited by the Accountant's Scheme under the Professional Standards Act 1994 (NSW)

Audit approach

We conducted an independent audit in order to express an opinion to the unitholders of the trust. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the trust's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

When this audit report is included in an Annual Report, our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.



PricewaterhouseCoopers



Richard Deutsch
Partner

Sydney
10 February 2005

Appendix 4E

Preliminary final report

Introduced 31/12/2003.

Name of entity

GENERAL PROPERTY TRUST

ABN or equivalent company reference	Full year ended ('current period')
58 071 755 609	31 December 2004

Results for announcement to the market

				$A'm
Revenues from ordinary activities (1)	up	5.3%	to	692.5
Adjusted for the proceeds on disposal of Springwood & Prospect in 2004 and the disposal of units in listed property trust in 2003, revenues increased by 9.0% in 2004.				
Profit (loss) from ordinary activities after tax attributable to members	up	1.5%	to	426.4
Explanation - Refer ASX announcement				
Net profit (loss) for the period attributable to members	up	1.5%	to	426.4
Explanation – Refer ASX announcement				

Distributions	Amount per security	Franked amount per security
Final distributions	11.1	N/A
Interim distributions (six months)	10.9	N/A

Record date for determining entitlements to the June quarter distribution	22 February 2005
Date on which the December quarter distribution is payable	25 February 2005

Distribution Reinvestment Programme
The Distribution Reinvestment Programme does not currently apply.

(1) Please note that the share of net profits from associates has been excluded from Revenues from ordinary activities.

NTA backing

	Current period	Previous corresponding period
Net tangible asset backing per ordinary security	$3.02	$2.73

Control gained or lost over entities during period

Name of entity (or group of entities)	
Date of gain or loss of control	

Interests in entities which are not controlled entities

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A'm	Previous corresponding period - $A'm
Roma Street Trust	50%	50%	5.1	5.1
Erina Property Trust	50%	50%	7.5	4.8
Horton Trust	50%	50%	1.2	1.0
Darling Park Trust	50%	50%	22.2	19.4
Darling Park Property Trust	50%	50%	14.3	14.1
2 Park Street Trust	50%	50%	20.1	19.5
161 Sussex Street Pty Ltd	40%	40%	0.5	(0.9)
1 Farrer Place Trust	50%	50%	16.2	0.6
Lend Lease GPT (Rouse Hill) Pty Limited	49%	49%	-	-
Lend Lease (Twin Water) Pty Limited	49%	49%	1.2	0.1
Total			88.3	63.7

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period A$ m	Previous corresponding period - A$ m
Share of net profit (loss) of associates and joint ventures entities.	88.3	63.7

To be read in conjunction with the most recent annual financial report.

Condensed consolidated statement of financial performance

		Current period – A$ m	Previous corresponding period - A$ m
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	692.5	657.9
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(235.7)	(221.2)
1.3	Borrowing costs	(118.7)	(80.2)
1.4	Share of net profits (losses) of associates and joint venture entities	88.3	63.7
1.5	**Profit (loss) from ordinary activities before tax**	**426.4**	**420.2**
1.6	Income tax on ordinary activities *(see note 4)*	-	-
1.7	**Profit (loss) from ordinary activities after tax**	**426.4**	**420.2**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**426.4**	**420.2**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**426.4**	**420.2**
Non-owner transaction changes in equity			
1.12	Increase (decrease) in revaluation reserves	579.2	235.0
1.13	Net exchange differences recognised in equity		
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)		
1.15	Initial adjustments from UIG transitional provisions		
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	579.2	235.0
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**1,005.6**	**655.2**

Earnings per security (EPS)		Current period	Previous corresponding period
1.18	Basic EPS after (losses)/gains on disposal of properties	21.3c	21.6c
	Basic EPS before (losses)/gains on disposal of properties	22.0c	21.6c
1.19	Diluted EPS	N/A	N/A

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period – A$ m	Previous corresponding period - A$ m
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	426.4	420.2
1.21	Less (plus) outside +equity interests	-	-
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**426.4**	**420.2**

Revenue and expenses from ordinary activities

		Current period – A$ m	Previous corresponding period - A$ m
1.23	Revenue from sales or services		
1.24	Interest revenue	11.4	9.5
1.25	Other relevant revenue		
	Rent	660.6	605.9
	Share of net profits from associates	88.3	63.7
	Other	-	-
	Proceeds on disposal of properties	20.5	-
	Proceeds on disposal of units in listed property trust	-	41.2
	Other income	-	1.3
1.26	Details of relevant expenses		
	Rates, taxes & other property outgoings	146.4	138.2
	Repairs and maintenance	11.0	9.1
	Provision for doubtful debts	0.1	0.5
	Audit and accounting fees	0.8	0.8
	Borrowing costs	118.7	80.2
	Responsible Entity's fee	35.5	25.6
	Other	5.8	5.8
	Book value of property investments sold	19.6	-
	Costs Associated with merger proposals	16.5	-
	Book value of units in listed property trust	-	41.2
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	-	-

Capitalised outlays		
1.28 Interest costs capitalised in asset values	20.3	17.5
1.29 Outlays capitalised in intangibles (unless arising from an +acquisition of a business)		

Consolidated retained profits

	Current period – A$ m	Previous corresponding period - A$ m
1.30 Retained profits (accumulated losses) at the beginning of the financial period	7.6	0.7
1.31 Net profit (loss) attributable to members (*item 1.11*)	426.4	420.2
1.32 Net transfers from (to) reserves *(details if material)*	18.2	-
1.33 Net effect of changes in accounting policies		
1.34 Dividends and other equity distributions paid or payable	(443.6)	(413.3)
1.35 Retained profits (accumulated losses) at end of financial period	**8.6**	**7.6**

Intangible and extraordinary items

	Consolidated - current period			
	Before tax A$ m (a)	Related tax A$ m (b)	Related outside +equity interests A$ m (c)	Amount (after tax) attributable to members A$ m (d)
2.1 Amortisation of goodwill				
2.2 Amortisation of other intangibles				
2.3 Total amortisation of intangibles	N/A	N/A	N/A	N/A
2.4 Extraordinary items (details)				
2.5 Total extraordinary items	N/A	N/A	N/A	N/A

Comparison of half year profits

		Current period – A$ m	Previous year – A$ m
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	216.5	208.6
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	209.9	211.6

Condensed consolidated statement of financial position		At end of current period A$ m	As shown in last annual report A$ m
	Current assets		
4.1	Cash	50.9	44.0
4.2	Receivables	58.9	46.0
4.3	Other (provide details if material)	13.5	14.6
4.4	**Total current assets**	**123.3**	**104.6**
	Non-current assets		
4.5	Investments (equity accounted)	1,239.5	1,209.3
4.6	Other investments	7,734.2	6,381.2
4.7	**Total non-current assets**	**8,973.7**	**7,590.5**
4.8	**Total assets**	**9,097.0**	**7,695.1**
	Current liabilities		
4.9	Payables	192.1	147.3
4.10	Interest bearing liabilities	1,071.6	775.0
4.11	Provisions exc. tax liabilities	112.9	105.3
4.12	**Total current liabilities**	**1,376.6**	**1,027.6**
	Non-current liabilities		
4.13	Interest bearing liabilities	1,627.0	1,352.0
4.14	**Total non-current liabilities**	**1,627.0**	**1,352.0**
4.15	**Total liabilities**	**3,003.6**	**2,379.6**
4.16	**Net assets**	**6,093.4**	**5,315.5**
	Equity		
4.17	Capital/contributed equity	4,598.5	4,400.8
4.18	Reserves	1,486.3	907.1
4.19	Retained profits (accumulated losses)	8.6	7.6
4.20	**Equity attributable to members of the parent entity**	**6,093.4**	**5,315.5**
4.21	Outside +equity interests in controlled entities	-	-
4.22	**Total equity**	**6,093.4**	**5,315.5**
4.23	Preference capital included as part of 4.17	-	-

Condensed consolidated statement of cash flows

		Current period A$ m	Previous corresponding period - A$ m
	Cash flows related to operating activities		
5.1	Receipts from customers	698.5	610.2
5.2	Payments to suppliers and employees	(276.2)	(186.7)
5.3	Distributions received from associates	90.9	56.3
5.4	Interest and other items of similar nature received	9.4	14.4
5.5	Interest and other costs of finance paid	(132.5)	(97.5)
5.6	**Net operating cash flows**	**390.1**	**396.7**
	Cash flows related to investing activities		
5.7	Payment for purchases of property, plant and equipment	(748.5)	(732.1)
5.8	Proceeds from sale of property, plant and equipment	95.1	
5.9	(Increase) in other financial assets	(65.7)	(22.8)
5.10	**Net investing cash flows**	**(719.1)**	**(754.9)**
	Cash flows related to financing activities		
5.11	Proceeds from borrowings	771.9	766.0
5.12	Repayment of borrowings		
5.13	Dividends paid	(436.0)	(409.4)
5.14	**Net financing cash flows**	**335.9**	**356.6**
5.15	**Net increase (decrease) in cash held**	**6.9**	**(1.6)**
5.16	Cash at beginning of period *(see Reconciliation of cash)*	44.0	45.6
5.17	Exchange rate adjustments		
5.18	**Cash at end of period** *(see Reconciliation of cash)*	50.9	44.0

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period A$ m	Previous corresponding period - A$ m
6.1	Cash on hand and at bank	50.9	44.0
6.2	Deposits at call		
6.3	Bank overdraft		
6.4	Other (provide details)		
6.5	**Total cash at end of period** *(item 5.18)*	**50.9**	**44.0**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
7.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	61.6%	63.9%
7.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.22*)	7.0%	7.9%

Dividends (in the case of a trust, distributions)

8.1	Date the dividend (distribution) is payable	25 February 2005
8.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	22 February 2005

Amount per security

		Amount per security	Franked amount per security at % tax	Amount per security of foreign source dividend
	(Preliminary final report only)			
9.1	**Final dividend:** Current year	11.1c	N/A	N/A
9.2	Previous year	10.7c	N/A	N/A
	(Half yearly and preliminary final reports)			
9.3	**Interim dividend:** Current year	10.9c	N/A	N/A
9.4	Previous year	10.5c	N/A	N/A

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

	Current year	Previous year
10.1 +Ordinary securities	22.0c	21.2c
10.2 Preference securities	N/A	N/A

Issued and quoted securities at end of current period

Category of +securities	Total number	Number quoted	Issue price per security	Amount paid up per security
+Ordinary securities	2,016,716,610	2,016,716,610	N/A	N/A

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used: N/A

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

✓	The +accounts have been audited.	☐	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 The entity has a formally constituted audit committee.

Sign here: .... Date: 10/2/05
(~~Director~~/Company Secretary)

Print name: James Anthony Coyne

GPT

GENERAL PROPERTY TRUST

RECEIVED

2005 MAR -2 A 10: 14

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

11 February 2005

GPT Management Limited ABN 94 000 335 473 as Responsible Entity and Trustee of General Property Trust ABN 58 071 755 609

Level 14
Tower Building
Australia Square
Sydney NSW 2000
Australia

GPT Unitholder Service Centre
Freecall
1800 025 095
Facsimile
02 9236 6020

GPT@lendlease.com.au

www.gpt.com.au

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)
20 Bridge Street
SYDNEY NSW 2000

By Electronic Lodgement

Dear Sir

GENERAL PROPERTY TRUST

1. Full Year Results

GPT Management Limited, as responsible entity of General Property Trust, releases the attached statement regarding the Trust's results for the twelve months to 31 December 2004. Also attached are audited financial statements for the twelve months to 31 December 2004 and ASX Appendix 4E.

2. December Quarter Distribution

GPT Management Limited, the responsible entity of General Property Trust, announces the following distribution for the quarter ended 31 December 2004.

(a) Distribution – Ordinary Units

A distribution for the three months ended 31 December 2004 of 5.6 cents per General Property Trust unit will be paid by the Trust on 25 February 2005 (the distribution for the three months ended 31 December 2003 was 5.4 cents per unit and the distribution for the three months ended 30 September 2004 was 5.5 cents per unit).

(b) Income Tax Deferred Component – Ordinary Units

The distribution advice for the December quarter will advise that 2.723086 cents (capital works allowance, depreciation and other allowances) is income tax deferred for investors that hold their investment on capital account.

The income tax deferred component will reduce the cost base (or indexed base) in the case of units liable to capital gains tax on disposal.

(c) Distribution Reinvestment Plan

The General Property Trust Distribution Reinvestment Plan has been terminated and will not apply to these distributions.

(d) Books Closing Date

In accordance with Listing Rule 3A(5), we give formal notice that the register of unitholders of General Property Trust will close at 5.00pm, 22 February 2005 for the purpose of determining those unitholders entitled to participate in the distribution for the quarter ended 31 December 2004, payable on 25 February 2005.

Documents will be accepted for registration until 5.00 pm on the books closing date at the Sydney Register only:

Securities Registration Services
ASX Perpetual Registrars Limited
Level 8, 580 George Street
SYDNEY NSW 2000

Yours faithfully

James Coyne
Company Secretary